Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Actuate Corporation

at

$6.60 Net Per Share

by

Asteroid Acquisition Corporation

a wholly-owned subsidiary of

Open Text Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME, ON JANUARY 16, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation organized in Canada (“OpenText”), is offering to purchase all shares of common stock of Actuate Corporation, a Delaware corporation (“Actuate”), par value $0.001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement (as defined in this Offer to Purchase) (each a “Share”), that are issued and outstanding, at a price of $6.60 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 5, 2014, by and among Purchaser, Actuate and OpenText (as it may be amended from time to time, the “Merger Agreement”), under which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Actuate (the “Merger”) and Actuate will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of OpenText. As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than each Share (i) owned by OpenText or Purchaser or held by a wholly-owned subsidiary of OpenText or Actuate, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by Actuate stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Actuate board of directors (the “Actuate Board”) unanimously (i) approved and declared that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Actuate stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) determined to recommend that Actuate stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as defined in this Offer to Purchase), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder, (iii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (iv) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” There is no financing condition to the Offer. A summary of the principal terms of the Offer appears on pages (i) through (viii). You should read this entire document carefully before deciding whether to tender your Shares.

December 16, 2014

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser in the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer (or a facsimile thereof), which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Time (as defined herein) or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the tender for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser in the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.

*    *    *

Questions and requests for assistance may be directed to the Information Agent at the telephone number and address set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Copies of these materials may also be found at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (877) 864-5059

Email: actuate@dfking.com

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. OpenText and Purchaser (each as defined below) have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All shares of common stock of Actuate Corporation (“Actuate”), par value $0.001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement (as defined below) (each, a “Share”), that are issued and outstanding.

Price Offered Per Share	$6.60 net to the seller in cash, without interest thereon and subject to any required withholding taxes (the “Offer Price”).

Scheduled Expiration of the Offer	9:00 A.M., New York City time, on January 16, 2015, unless the Offer (as defined below) is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Asteroid Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Open Text Corporation (“Purchaser”).

Merger	As soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement (as defined below) or effect the Merger (as defined below) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Actuate (the “Merger”) and Actuate will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of OpenText.

Who is offering to purchase my Shares?

Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation organized in Canada (“OpenText”), is offering to purchase all issued and outstanding Shares. Purchaser was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Actuate with Actuate being the Surviving Corporation. See “Introduction” and Section 9 — “Certain Information Concerning Purchaser and OpenText.”

Unless the context otherwise requires, the terms “we,” “us” or “our” refer to Purchaser and, unless the context otherwise requires, we use the term “Offer” to refer to the terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, together with any amendments or supplements thereto.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the shares of common stock, par value $0.001 per share, of Actuate, together with the associated preferred stock purchase rights issued under the Rights Agreement between Actuate and Computershare Trust Company, N.A. as Rights Agent, dated as of June 18, 2014 (as amended, the “Rights Agreement”), that are issued and outstanding on the terms and subject to the conditions set forth in this Offer to Purchase. See “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

The Offer is the first step in our plan to acquire all of the issued and outstanding Shares as provided in the Agreement and Plan of Merger by and among Actuate, OpenText and us, dated December 5, 2014 (as it may be amended from time to time, the “Merger Agreement”). If the Offer is consummated, pursuant to the Merger Agreement, OpenText intends as soon as practicable thereafter, subject to the satisfaction or waiver of certain conditions, to cause us to effect the Merger. Upon consummation of the Merger, Actuate would cease to be a publicly traded company and would be a wholly-owned subsidiary of OpenText.

i

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $6.60 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

What does the Actuate board of directors (the “Actuate Board”) think of the Offer?

The Actuate Board unanimously (i) approved and declared that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Actuate stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) determined to recommend that Actuate stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

See “Introduction,” Section 10 — “Background of the Offer; Contacts with Actuate” and Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements — The Merger Agreement” below, and Actuate’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently with the Offer.

Is there an agreement governing the Offer?

Yes. Actuate, Purchaser and OpenText have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Actuate. If we consummate the Offer and the conditions to the Merger are satisfied or waived, we intend to effect the Merger without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

See Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements” and Section 13 — “Conditions to the Offer.”

Is the Offer conditioned on you obtaining financing?

No. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by OpenText and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, to provide funding for the Merger and to provide funding for the payment in respect of outstanding stock options and restricted stock awards is approximately $330 million, plus related fees and expenses. OpenText and we anticipate funding such cash requirements from available cash from OpenText’s consolidated balance sheet.

See Section 12 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	OpenText’s available cash on its consolidated balance sheet is sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we intend to acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price).

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 9:00 A.M., New York City time, on January 16, 2015, unless the Offer is extended or earlier terminated by Purchaser pursuant to the terms of the Merger Agreement (such time, as it may be so extended, the “Expiration Time”). If you cannot deliver everything required to make a valid tender to the Depositary (as defined below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Time.

The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. Specifically, we have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement in accordance with its terms, we may, without Actuate’s consent, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or rule, regulation or interpretive position of the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price) or (ii) if, as of any Expiration Time, any Offer Condition (as defined below) is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer period as OpenText, Purchaser and Actuate may agree), until such time as all Offer Conditions are satisfied or waived. However, we may not extend the Offer beyond the earlier of the termination of the Merger Agreement and the End Date without Actuate’s consent. The “End Date” will be April 5, 2015 unless extended under certain circumstances described below.

We may be required to extend the Offer.

•	If, as of any Expiration Time, any Offer Condition other than the Minimum Tender Condition (as defined below) is not satisfied and has not been waived by us in our sole discretion, then on each occasion and at Actuate’s request, we are required to extend the Offer for an additional period of 10 business days (or such longer or shorter period as OpenText, Actuate and we may agree) to permit such Offer Condition(s) to be satisfied; and

•	If, as of any Expiration Time, all Offer Conditions have been satisfied or waived by us in our sole discretion other than the Minimum Tender Condition, then on not more than two occasions and at Actuate’s request, we are required to extend the Offer for an additional period of 10 business days (or such longer or shorter period as OpenText, Actuate and we may agree) to permit the Minimum Tender Condition to be satisfied.

Without Actuate’s prior written consent, we may not extend the Offer, and without our prior written consent, Actuate cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

If the HSR Condition, the No Order Condition or the No Proceeding Condition (each as defined below) has not been satisfied or waived by April 2, 2015, either OpenText or Actuate may extend the End Date from time to time to a date not later than July 5, 2015 (but OpenText or Actuate, as applicable, may not extend the End Date if its material breach of any of its representations, warranties, covenants or obligations under the Merger Agreement was the primary cause of or resulted in the failure of the Offer to be consummated or the failure of the HSR Condition, the No Order Condition or the No Proceeding Condition to be satisfied).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver (to the extent permitted by applicable law) of the following conditions (each, an “Offer Condition”):

•	There shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of Shares outstanding, excluding Shares that are owned as of the date of the commencement of the Offer by Actuate, OpenText or any direct or indirect wholly-owned subsidiary of Actuate or OpenText and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to the Depositary prior to the Expiration Time (the “Minimum Tender Condition”).

•	Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder, shall have expired or been terminated (the “HSR Condition”).

•	At the time of expiration of the Offer or immediately prior to payment for Shares tendered pursuant to the Offer:

•	no order issued by a governmental authority, or any applicable law is in effect that would (1) make the Offer or the Merger illegal, (2) otherwise prevent the consummation of the Offer or the Merger or (3) impose any limitations on the ownership or operation by OpenText (or any of its subsidiaries) of all or any portion of the businesses or assets of OpenText, Actuate or any of their respective subsidiaries, or to compel OpenText, Actuate or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of OpenText, Actuate or any of their respective subsidiaries (the “No Order Condition”);

•	no proceeding has been commenced and is pending by any United States federal or state or foreign governmental authority of competent jurisdiction seeking an order that would have any of the effects referred to in the No Order Condition (the “No Proceeding Condition”);

•	no Company Material Adverse Effect (as defined in Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements” “The Merger Agreement”) has occurred following the date of the Merger Agreement;

•	the representations and warranties made by Actuate in the Merger Agreement are accurate, subject to the materiality and other qualifications set forth in the Merger Agreement as more particularly described in Section 13 — Conditions to the Offer (the “Representations Condition”);

•	Actuate has not failed to perform in any material respect any obligation or comply in any material respect with any of its agreements and covenants under the Merger Agreement prior to such time (the “Covenants Condition”); and

•	Actuate has delivered to OpenText a certificate signed by an Actuate senior executive officer dated the date on which the Offer expires certifying that the Representations Condition and the Covenants Condition have been satisfied.

•	The Merger Agreement has not been terminated in accordance with its terms (the “No Termination Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of OpenText and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement or applicable law.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right (but are not obligated), at any time and from time to time, in our sole discretion, to waive any Offer Condition or modify the terms of the Offer, except that, without Actuate’s prior written consent, we cannot (a) reduce the number of Shares subject to the Offer,

(b) reduce the Offer Price, (c) modify or waive the Minimum Tender Condition or the No Termination Condition, (d) add to the Offer Conditions or otherwise modify any Offer Condition in a manner adverse to the holders of Shares, (e) extend the Offer except as required or permitted by certain provisions of the Merger Agreement or (f) change the form of consideration payable in the Offer. In addition, without Actuate’s written consent, we may not extend the Offer, and without our prior written consent, Actuate cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 13 — “Conditions to the Offer.”

Have any Actuate stockholders entered into agreements with OpenText or its affiliates requiring them to tender their Shares?

Yes. Concurrently with the execution and delivery of the Merger Agreement, on December 5, 2014, Peter I. Cittadini, President, Chief Executive Officer and a director of Actuate, Arthur C. Patterson, Actuate’s lead independent director, and certain of their affiliates entered into the Tender and Voting Agreement (the “Tender and Voting Agreement”) with us and OpenText pursuant to which each such person or entity agreed, among other things, to tender his or its Shares pursuant to the Offer.

They also agreed to vote his or its Shares against (i) any competing Acquisition Proposal (as defined in this Offer to Purchase) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving Actuate or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Actuate or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or the Actuate Board (other than as directed by OpenText, Purchaser or any OpenText subsidiary) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Actuate.

The Tender and Voting Agreement terminates upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer, (c) any modification to the terms of the Offer for which Actuate’s consent is required and to which Actuate has not consented and (d) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

As of the close of business on December 12, 2014, these stockholders collectively owned a number of Shares equal to approximately 9% of the issued and outstanding Shares. In addition, these stockholders collectively hold (as of December 12, 2014) options (whether vested or unvested) and restricted stock units (whether unvested or vested but deferred) for an aggregate of 2,388,560 Shares. If a stockholder acquires Shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

See Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements” for a description of the Tender and Voting Agreements.

How do I tender my Shares?

If you wish to accept the Offer and:

•	you are a record holder (i.e., a stock certificate or book entry has been issued to or entered for you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•	you are a record holder, but your stock certificate or book entry is not available or you cannot deliver or transfer it to the Depositary before the Offer expires, you may be able to obtain three additional Nasdaq trading days to deliver or transfer your Shares by delivering the enclosed Notice of Guaranteed Delivery, properly completed and duly executed, to the Depositary before the Offer expires. See Section 3 — “Procedures for Tendering Shares” for more information; or

v

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee (i.e., your Shares are held in “street name”), you should promptly contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If the Offer is completed, will Actuate continue as a public company?

No. As soon as practicable following consummation of the Offer and satisfaction or waiver of the conditions to the Merger and without a stockholder vote to adopt the Merger Agreement or effect the Merger, we expect to complete the Merger in accordance with Section 251(h) of the DGCL, after which the Surviving Corporation will be a wholly-owned subsidiary of OpenText and Shares will no longer be publicly traded.

See Section 7 — “Certain Effects of the Offer and the Merger.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will have the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. If we purchase Shares in the Offer, we are obligated under the Merger Agreement, but subject to the satisfaction or waiver of the conditions therein, to cause the proposed Merger to occur.

See Section 7 — “Certain Effects of the Offer and the Merger.”

Will the Offer be followed by the Merger if all of Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly acquire that number of Shares that, excluding Shares owned as of the date of the commencement of the Offer by Actuate, OpenText or any direct or indirect wholly-owned subsidiary of Actuate or OpenText and any Shares tendered by notice of guaranteed delivery but not actually delivered to the Depositary prior to the Expiration Time, equals one Share more than one half of all Shares then outstanding, then, in accordance with the terms of the Merger Agreement, but subject to the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, we will be merged with and into Actuate and Actuate will be the Surviving Corporation and a wholly-owned subsidiary of OpenText. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, we are not required (nor are we permitted) to accept Shares for purchase in the Offer nor will we effect the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Actuate stockholders (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under (and subject to) the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not properly exercise appraisal rights under Delaware law, have the right to receive the same cash consideration for their Shares, without interest thereon and subject to any required withholding taxes, as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements,” and Section 15 — “Certain Legal Matters.”

What was the market value of my Shares as of a recent date?

The Offer Price represents a premium of approximately 89% to the closing price per Share on December 4, 2014 of $3.50, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 71% to the average price per Share for the trading days during the 30 days preceding such announcement of $3.85.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, stockholders who do not tender Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

See Section 15 — “Certain Legal Matters.”

What will happen to my options to acquire Shares?

The Offer is being made for all outstanding Shares and not for options to purchase Shares or other equity awards. Options may not be tendered into the Offer. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender Shares received into the Offer.

Under the Merger Agreement, stock options, whether or not vested and exercisable, that are outstanding and unexercised immediately prior to the Effective Time, will accelerate and be automatically converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option, by (ii) the aggregate number of shares of Actuate common stock that were issuable upon exercise or settlement of such stock option immediately prior to the Effective Time, less any applicable tax withholding. If the exercise price per share of any stock option equals or exceeds the Merger Consideration, then no payment will be made for the cancelled stock option.

See Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What will happen to my restricted stock units that relate to Shares?

•	Each time-vested restricted stock unit in respect of Shares (an “RSU”) that has not vested as of the Effective Time held by a non-employee director of Actuate, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will become fully vested and all restrictions with respect thereto shall lapse and such RSU will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU, subject to any applicable tax withholding.

•	Each time-vested RSU that has not vested as of the Effective Time held by holders other than non-employee directors of Actuate, at the Effective Time, by virtue of the Merger and without any action on the part of the holder, will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU (the “Restricted Cash Award”), subject to the same terms and conditions (including the vesting and settlement schedules and taking into account any elective deferrals) as applied to such RSU immediately prior to the Effective Time, subject to any applicable tax withholding. However, any portion of the Restricted Cash Award that has not vested and has not been forfeited as of the first anniversary of the closing date of the Merger will vest in full on the first anniversary of the closing date of the Merger.

•	Each performance-vested RSU that is subject to any performance condition as of December 5, 2014, by virtue of the Merger and without any action on the part of the holder, will be cancelled as of the Effective Time without any consideration being payable for such RSU.

•	Each RSU that is vested but not settled at the Effective Time, by virtue of the Merger and without any action on the part of the holder, will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU, subject to the terms and conditions (including the settlement schedule) as applied to such RSU immediately prior to the Effective Time, subject to any applicable tax withholding.

See Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call or email if I have questions about the Offer?

You should call D.F. King & Co., Inc., the information agent for the Offer, at (212) 269-5550 (collect) if you are a bank or brokerage firm or otherwise at (877) 864-5059 (toll-free). You may also email D.F. King & Co., Inc. at actuate@dfking.com. See the back cover of this Offer to Purchase.

INTRODUCTION

To All Holders of Shares of Common Stock of Actuate Corporation:

Asteroid Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Open Text Corporation, a corporation organized in Canada (“OpenText”), is offering to purchase all shares of common stock of Actuate Corporation, a Delaware corporation (“Actuate”), par value $0.001 per share, including the associated preferred stock purchase rights issued under the Rights Agreement (as defined in this Offer to Purchase) (each, a “Share”), that are issued and outstanding, at a price of $6.60 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 5 of the Letter of Transmittal, transfer taxes on the purchase of your Shares by Purchaser. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees or commissions. However, if you do not complete and sign an IRS Form W-9, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to backup withholding on the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of Computershare Trust Company, N.A. (the “Depositary”) and D.F. King & Co., Inc. (the “Information Agent”).

Consummation of the Offer is conditioned upon (i) there having been validly tendered in the Offer and not withdrawn on or before 9:00 A.M., New York City time, on January 16, 2015 (such date, as it may be extended by Purchaser from time to time in accordance with the Merger Agreement (as defined below), the “Expiration Time”), that number of Shares that would represent at least a majority of Shares then outstanding but excluding Shares that are owned as of the date of commencement of the Offer by Actuate, OpenText or any direct or indirect wholly-owned subsidiary of Actuate or OpenText and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to the Depositary prior to the Expiration Time (the “Minimum Tender Condition”), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder (the “HSR Act”), (iii) no Company Material Adverse Effect (as defined in this Offer to Purchase) having occurred following the date of the Merger Agreement and (iv) the satisfaction of other customary conditions as described in Section 13 — “Conditions to the Offer.” There is no financing condition to the Offer.

According to Actuate, as of the close of business on December 12, 2014, there were 46,696,405 Shares issued and outstanding and no Shares held by Actuate. On such date, there were 1,445,290 Shares held by an indirect subsidiary of OpenText. Accordingly, based on the number of Shares outstanding as of the close of business on December 12, 2014, the Minimum Tender Condition would be satisfied if at least 22,625,558 Shares are validly tendered in the Offer and not withdrawn (or at least 18,508,111 Shares in addition to Shares we currently expect will be tendered pursuant to the Tender and Voting Agreement (as defined below)). The number of Shares outstanding as of the Expiration Time could be increased by up to 7,736,021 Shares if some or all of the vested stock options outstanding as of the close of business on December 12, 2014 (of which options to purchase 7,504,683 Shares have an exercise price lower than the Offer Price) are exercised prior to the Expiration Time. Shares that are tendered pursuant to a Notice of Guaranteed Delivery will be deemed to not be validly tendered into the Offer unless and until Shares underlying such notices of guaranteed delivery are delivered to the Depositary prior to the Expiration Time.

In addition to filings under the HSR Act, as of the date of this Offer to Purchase, we do not believe that antitrust filings and clearances are required in any other jurisdiction. See Section 15 — “Certain Legal Matters.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated December 5, 2014, by and among Actuate, OpenText and Purchaser (as it may be amended from time to time, the “Merger Agreement”), under which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger (as defined below) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Actuate (the “Merger”) and Actuate will be the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of OpenText. At the effective time of the Merger (the “Effective Time”), and as a result of the Merger, Actuate will cease to be a publicly traded company and each Share outstanding immediately prior to the Effective Time (other than each Share (i) owned by OpenText or Purchaser or held by a wholly-owned subsidiary of OpenText or Actuate, which will be cancelled and cease to exist without any payment being made with respect to such Share or (ii) owned by Actuate stockholders who are entitled to and who properly exercise appraisal rights under Section 262 of the DGCL with respect to such Share) will be cancelled and converted into the right to receive an amount of cash per Share equal to the Offer Price, without interest thereon and less any applicable withholding taxes (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements.” Section 5 — “Certain United States Federal Income Tax Consequences of the Offer and the Merger” describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made for all outstanding Shares and not for options to purchase Shares or other equity awards. Options may not be tendered into the Offer. Under the Merger Agreement, each:

•	stock option, whether or not vested and exercisable, that is outstanding and unexercised immediately prior to the Effective Time, will accelerate and be automatically converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option, by (ii) the aggregate number of shares of Actuate common stock that were issuable upon exercise or settlement of such stock option immediately prior to the Effective Time, less any applicable tax withholding. If the exercise price per share of any stock option equals or exceeds the Merger Consideration, then no payment will be made for the cancelled stock option;

•	time-vested restricted stock unit in respect of Shares (an “RSU”) that has not vested as of the Effective Time held by a non-employee director of Actuate, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will become fully vested and all restrictions with respect thereto will lapse and such RSU will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU, subject to any applicable tax withholding;

•	time-vested RSU that has not vested as of the Effective Time held by holders other than non-employee directors of Actuate, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU (the “Restricted Cash Award”), subject to the same terms and conditions (including the vesting and settlement schedules and taking into account any elective deferrals) as applied to such RSU immediately prior to the Effective Time, subject to any applicable tax withholding. However, any portion of the Restricted Cash Award that has not vested and has not been forfeited as of the first anniversary of the closing date of the Merger will vest in full on the first anniversary of the closing date of the Merger;

•	performance-vested RSU that is subject to any performance condition as of December 5, 2014, by virtue of the Merger and without any action on the part of the holder, will be cancelled as of the Effective Time without any consideration being payable for such RSU; and

•	RSU that is vested but not settled at the Effective Time, by virtue of the Merger and without any action on the part of the holder, will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU, subject to the terms and conditions (including the settlement schedule) as applied to such RSU immediately prior to the Effective Time, subject to any applicable tax withholding.

See Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements — Merger Agreement — Treatment of Equity Awards.”

The Offer and withdrawal rights will expire at 9:00 A.M., New York City time, on January 16, 2015, unless the Offer is extended or earlier terminated in accordance with its terms. See Sections 1, 13 and 15 — “Terms of the Offer,” “Conditions to the Offer” and “Certain Legal Matters.”

The Actuate board of directors (the “Actuate Board”) unanimously (i) approved and declared that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Actuate stockholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) determined to recommend that Actuate stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Actuate Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Recommendation.”

Concurrently with the execution and delivery of the Merger Agreement, on December 5, 2014, Peter I. Cittadini, President, Chief Executive Officer and a director of Actuate, Arthur C. Patterson, Actuate’s lead independent director, and certain of their affiliates entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with OpenText and Purchaser pursuant to which each such person or entity agreed, among other things, to tender his or its Shares pursuant to the Offer.

They also agreed to vote against (i) any competing Acquisition Proposal (as described in this Offer to Purchase) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving Actuate or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Actuate or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or the Actuate Board (other than as directed by OpenText, Purchaser or any OpenText subsidiary) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions (as defined below) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Actuate.

The Tender and Voting Agreement terminates upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer, (c) any modification to the terms of the Offer for which Actuate’s consent is required and to which Actuate has not consented and (d) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement.

As of December 12, 2014, these stockholders collectively owned a number of Shares equal to approximately 9% of the issued and outstanding Shares. In addition, these stockholders collectively hold (as of December 12, 2014) options (whether vested or unvested) and restricted stock units (whether unvested or vested but deferred) for an aggregate of 2,388,560 Shares.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation, effective as of, and immediately following, the Effective Time will consist of members of Purchaser’s board of directors and the officers of the Surviving Corporation will consist of Actuate’s officers immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Tender Condition is satisfied and Purchaser consummates the Offer and the conditions to the Merger under the Merger Agreement are satisfied or waived (to the extent permitted by applicable law), Purchaser will effect the Merger pursuant to Section 251(h) of the DGCL without the need for any vote of the stockholders of Actuate.

Stockholders who do not tender Shares in the Offer and continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will be entitled to appraisal rights in connection with the Merger. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 15 — “Certain Legal Matters.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

This Offer to Purchase and the related Letter of Transmittal contain important information and each such document should be read carefully and in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered in accordance with the procedures set forth in Section 3 — “Procedures for Tendering Shares” and not withdrawn prior to the Expiration Time in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Time” means 9:00 A.M., New York City time, on January 16, 2015, unless Purchaser has extended the Offer, in which event the term “Expiration Time” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition, the (ii) the expiration or termination of the waiting period (and any extension thereof) under the HSR Act, (iii) no Company Material Adverse Effect having occurred following the date of the Merger Agreement and (iv) satisfaction of other customary conditions described in Section 13 — “Conditions to the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur. There is no financing condition to the Offer.

In the Merger Agreement, subject to our right to terminate the Merger Agreement in accordance with its terms, we may, without Actuate’s consent, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or rule, regulation or interpretive position of the Nasdaq Global Select Market (“Nasdaq”) applicable to the Offer or (ii) if, as of any Expiration Time, any Offer Condition is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to 10 business days (as defined below) each (or such longer period as OpenText, Purchaser and Actuate may agree), until such time as all Offer Conditions are satisfied or waived. However, we may not extend the Offer beyond the earlier of the termination of the Merger Agreement and the End Date without Actuate’s consent. The “End Date” will be April 5, 2015 unless extended under certain circumstances described below.

We may be required to extend the Offer.

•	If, as of any Expiration Time, any Offer Condition other than the Minimum Tender Condition is not satisfied and has not been waived by us in our sole discretion, then on each occasion and at Actuate’s request, we are required to extend the Offer for an additional period of 10 business days (or such longer or shorter period as OpenText, Actuate and we may agree) to permit such Offer Condition(s) to be satisfied; and

•	If, as of any Expiration Time, all Offer Conditions have been satisfied or waived by us in our sole discretion other than the Minimum Tender Condition, then on not more than two occasions and at Actuate’s request, we are required to extend the Offer for an additional period of 10 business days (or such longer or shorter period as OpenText, Actuate and we may agree) to permit the Minimum Tender Condition to be satisfied.

Without Actuate’s prior written consent, we may not extend the Offer, and without our prior written consent, Actuate cannot require us to extend the Offer, in each case beyond the earlier of the End Date and the termination of the Merger Agreement. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

We expressly reserve the right (but are not obligated), at any time and from time to time, in our sole discretion, to waive any Offer Condition or modify the terms of the Offer, except that, without Actuate’s prior written consent, we cannot (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) modify or waive the Minimum Tender Condition or the No Termination Condition (as defined below), (d) add to the Offer Conditions or otherwise modify any Offer Condition in a manner adverse to the holders of Shares, (e) extend the Offer except as required or permitted by certain provisions of the Merger Agreement or (f) change the form of consideration payable in the Offer.

If the HSR Condition, the No Order Condition or the No Proceeding Condition (each as defined below) has not been satisfied or waived by April 2, 2015, either OpenText or Actuate may extend the End Date from time to time to a date not later than July 5, 2015 (but OpenText or Actuate, as applicable, may not extend the End Date if its material breach of any of its representations, warranties, covenants or obligations under the Merger Agreement was the primary cause of, or resulted in, the failure of the Offer to be consummated or the failure of the HSR Condition, the No Order Condition or the No Proceeding Condition to be satisfied).

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to any withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for at least 10 business days following such change.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment or pay for any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in Section 13 — “Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15 — “Certain Legal Matters,” without prejudice to our rights set forth in Section 13 — “Conditions to the Offer.” See Sections 13 and 15 — Conditions to the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release and by making any appropriate filing with the SEC.

As soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions and without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into Actuate and Actuate will be the Surviving Corporation and a wholly-owned subsidiary of OpenText. Subject to consummation of the Offer, we do not expect there will be a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Exchange Act) with regard to the Offer.

Actuate has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Actuate’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of waiting periods under the Offer and filings with the SEC pursuant to the Offer, “business day” means any day other than a Saturday, Sunday or a federal holiday determined under Rule 14d-1(g)(3) promulgated under the Exchange Act, and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time. For all other purposes in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by applicable law to close.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, Purchaser will consummate the Offer and will pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Time and, in any event, no more than three business days after the consummation of the Offer.

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not withdrawn prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefore with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including if certificates are submitted for more Shares than are tendered, such Shares will be returned or credited to the appropriate account, as applicable. Such unpurchased Shares will be returned or credited (or new certificates for Shares not tendered will be sent), without expense to the tendering stockholder promptly following expiration or termination of the Offer. In the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to assign in its sole discretion, any or all of its rights, interests or obligations under the Merger Agreement, to OpenText or any direct or indirect wholly-owned OpenText subsidiary, including the right to purchase all or any portion of Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedures for Tendering Shares

Valid Tender of Shares.    Except as set forth below, in order for you to validly tender Shares in the Offer, (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares through DTC, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this

Offer to Purchase prior to the Expiration Time and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) tendered Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (b) you must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.    The Depositary will establish an account with respect to Shares at DTC for purposes of the Offer within three business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.    Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 4 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 4 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, must accompany each delivery of certificates.

Guaranteed Delivery.    A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Time, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Time; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be deemed not to be validly tendered into the Offer unless and until Shares underlying such notices of guaranteed delivery are delivered to the Depositary.

The method of delivery of Shares, the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents, including delivery through DTC, is at the election and sole risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, we recommend that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.    Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Binding Agreement.    The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.    By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer through DTC, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all dividends, distributions, rights, other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such dividends, distributions, rights, Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will be deemed not effective). Purchaser’s designees will, with respect to Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Actuate, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) shall be final and binding on all parties, subject to the right of any such party to dispute such interpretation in a court of competent jurisdiction.

4. Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after February 14, 2015.

If Purchaser extends the Offer, is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Time or at any time after February 14, 2015, unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as discussed above), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of OpenText, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Time.

5. Certain United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of certain U.S. federal income tax consequences that may be relevant to you if you are a beneficial owner of Shares exchanged for cash pursuant to the Offer or the Merger. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. This summary assumes that your Shares are held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes. It is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations for you if you are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, beneficial owners who own their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, beneficial owners whose Shares were obtained through the exercise of options and partnerships (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or partners therein). In addition, this summary does not discuss any consequences for Non-U.S. Holders (as defined below) that have beneficially owned, directly or pursuant to attribution rules, more than 5% of Shares at any time during the five-year period ending on the date of the Offer or the Merger (as applicable). Finally, this summary does not discuss any consequences for beneficial owners of RSUs or options to purchase Shares, or any aspect of state, local or foreign tax law that may be applicable to any beneficial owners of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations.

For the purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of Shares. You are a “Non-U.S. Holder” if you are a beneficial owner of Shares that is not a “U.S. Holder.”

This summary is based on the Code, Treasury regulations, administrative rulings and court decisions, all as in effect as of the date of this Offer to Purchase and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect).

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer or the Merger in light of your particular circumstances (including the application and effect of any other tax consequences arising under the U.S. federal tax rules, or any state, local or non-U.S. income and other tax laws, or any applicable tax treaty). The following discussion is for general informational purposes only and should not be construed as tax advice.

U.S. Holders

Payments with Respect to Shares

If you are a U.S. Holder that receives cash in exchange for Shares pursuant to the Offer or the Merger, such exchange will be a taxable transaction to you for U.S. federal income tax purposes, and you will recognize gain or loss, if any, equal to the difference between the amount of cash received and your adjusted tax basis in Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if your holding period for Shares is more than one year at the time you exchange Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

If you are a U.S. Holder, payments that you receive in exchange for Shares pursuant to the Offer or the Merger will be subject to information reporting and may be subject to U.S. federal backup withholding tax (currently at a rate of 28%) unless you (a) furnish an accurate tax identification number or otherwise comply with applicable U.S. information reporting or certification requirements (typically by completing and signing a Form W-9) or (b) are a corporation or other exempt recipient and, if required, demonstrate such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service (the “IRS”) in a timely manner.

Non-U.S. Holders

If you are a Non-U.S. Holder, you may be subject to U.S. federal income or withholding tax on payments received in exchange for Shares in the Offer or the Merger if (a) you have not provided a complete and accurate IRS

Form W-8BEN or other applicable Form W-8 that is signed under penalties of perjury and establishes your status as a Non-U.S. Holder (in which event the Non-U.S. Holder will be subject to U.S. federal backup withholding tax (currently at a rate of 28%)) or (b) you are an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in which event the Non-U.S. Holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares which may be offset by applicable U.S. losses from sales or exchanges of other capital assets recognized during the year).

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

6. Price Range of Shares; Dividends

According to Actuate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), Shares are traded on the Nasdaq under the symbol “BIRT.” The following table sets forth, for the periods indicated, the high and low closing sales prices per Share on the Nasdaq as reported in the Form 10-K with respect to periods through December 31, 2013 and as reported on Nasdaq for periods starting January 1, 2014.

Fiscal Year	High	Low
2012:
First Quarter	$6.54	$5.57
Second Quarter	$7.25	$6.20
Third Quarter	$7.15	$6.00
Fourth Quarter	$6.96	$5.00

2013:
First Quarter	$6.60	$5.47
Second Quarter	$6.85	$5.60
Third Quarter	$7.56	$6.74
Fourth Quarter	$8.13	$7.10

2014:
First Quarter	$8.01	$5.62
Second Quarter	$6.03	$3.88
Third Quarter	$4.83	$3.90
Fourth Quarter (through December 12, 2014)	$6.56	$3.50

The Offer Price represents a premium of approximately 89% to the closing price per Share on December 4, 2014, the last trading day prior to the public announcement of the Merger Agreement, and a premium of approximately 71% to the average price per Share for the trading days during the 30 days preceding such announcement. Stockholders are urged to obtain a current market quotation for Shares.

Purchaser has been advised that Actuate has not declared or paid any dividends in the past two years and, according to the Form 10-K, Actuate does not anticipate paying any cash dividend in the foreseeable future. Under the terms of the Merger Agreement, Actuate is not permitted to declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) Shares without the prior written consent of OpenText. See Section 14 — “Dividends and Distributions.”

7. Certain Effects of the Offer and the Merger

Market for Shares.    If the Offer is consummated, there will be no market for Shares because Purchaser intends to effect the Merger as promptly as practicable following the consummation of the Offer.

Stock Quotation.    Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following consummation of the Offer), Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be OpenText. Nasdaq requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, OpenText intends to and will cause the Surviving Corporation to delist Shares from Nasdaq.

Margin Regulations.    Shares are currently “margin securities” under the margin regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer and prior to the Merger (which is expected to occur as promptly as practicable following consummation of the Offer), Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.    Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Actuate to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Actuate to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Actuate, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Actuate and persons holding “restricted securities” of Actuate to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. OpenText intends to and will cause the Surviving Corporation to terminate the registration of Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of Shares is not terminated prior to the Merger (which is expected to occur as promptly as practicable following consummation of the Offer), the registration of Shares under the Exchange Act will be terminated following the consummation of the Merger.

8. Certain Information Concerning Actuate

The following description of Actuate and its business has been derived from Actuate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (which may be obtained and inspected as described below under “Additional Information”), and is qualified in its entirety by reference to such report.

Actuate is a Delaware corporation with its principal executive offices located at the BayCenter Campus at 951 Mariners Island Boulevard, Suite 700, San Mateo, California 94404. Actuate’s telephone number at such principal executive offices is (650) 645-3000.

Actuate-enabled solutions help its enterprise customers maximize revenue, cut costs, create more effective customer communications, streamline operations and create competitive advantage. Applications built using Actuate’s products have delivered personalized analytics and insights to more than 200 million people. More than 3 million developers have downloaded open source BIRT, the open source Eclipse interactive development environment (IDE)-based project founded and co-led by Actuate. Many of these BIRT developers use commercial, value-added products from Actuate to enhance and deploy BIRT-based applications to deliver personalized analytics and insights to customers, partners and employees.

Enterprises use Actuate products to create customer-facing, “Big Data” analytics and customer communications management (CCM) applications with intuitive and visually-engaging experiences that provide unique insights from multiple data sources, delivered securely across high volume of users and devices with proven scalability to millions of users. Developers use BIRT and BIRT iHub™, Actuate’s commercial deployment platform for BIRT-based applications, to develop and deploy high scale applications that deliver information personalized for each user to enrich the brand experience and gain competitive advantage. BIRT iHub further ensures organizations can gain effective insights from “Big Data” and take advantage of mobile touch devices. Actuate’s BIRT Analytics™ delivers self-service predictive analytics to enhance customer engagement from “Big Data.” BIRT Content Services™ empowers ECM architects to easily transform, personalize and archive high volume content. Actuate’s goal is to ensure that its customers can seamlessly incorporate information and business analysis into their day-to-day activities and decision-making, enabling organizations to explore new avenues for improving the bottom line.

Available Information.    Actuate is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file periodic reports, proxy statements and other information with the SEC relating to its business, principal physical properties, capital structure, material pending litigation, operating results, financial condition and other matters. Certain information, as of particular dates, concerning Actuate’s directors and officers (including their remuneration and stock options granted to them), the principal holders of Actuate’s securities, any material interests of such persons in transactions with Actuate and other matters is required to be disclosed in proxy statements, the last one having been filed on April 11, 2014 and distributed to Actuate’s stockholders. Such reports, proxy statements and other information are available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet website at http://www.sec.gov that contains reports, proxy statements and other information about issuers, such as Actuate, who file electronically with the SEC.

Sources of Information.    Except as otherwise set forth herein, the information concerning Actuate contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Form 10-K, and other public sources. The information concerning Actuate taken or derived from such documents and records is qualified in its entirety by reference to Actuate’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that any such information contains any misstatements or omissions, none of OpenText, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Actuate contained in such documents and records or for any failure by Actuate to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Prospective Financial Information.    Actuate’s management provided OpenText with unaudited prospective financial information as of November 2014 for fiscal years 2014 through 2018 (such unaudited prospective financial information, the “November Projections”). Actuate management informed OpenText that it also provided the November Projections to its financial advisor Morgan Stanley with certain differences in Decrease/(Increase) in Net Working Capital noted below. Actuate management previously provided OpenText with an earlier version of such unaudited prospective financial information as of June 2014, which Actuate management informed OpenText was revised in the November Projections to reflect updated performance data and revised projections regarding Actuate’s business. Actuate management also informed OpenText that, as described and summarized in Actuate’s Solicitation/Recommendation Statement on Schedule 14D-9, in October 2014, Actuate management provided Morgan Stanley with certain unaudited prospective financial information as of September 2014 for fiscal years 2014 through 2018, which it did not provide to OpenText. The November Projections as received by OpenText are described below. The November Projections are not included in this Offer to Purchase in order to influence any stockholder’s decision to tender Shares pursuant to the Offer, to seek appraisal rights or for any other purpose.

Actuate has advised us that the November Projections were not prepared with a view toward public disclosure.

Actuate has advised us that, while presented with numerical specificity, the November Projections reflect numerous estimates and assumptions with respect to matters such as industry performance and competition, general business, economic and geopolitical conditions and additional matters specific to Actuate’s business, all of which are difficult to predict and many of which are beyond Actuate’s control. The November Projections reflect subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Actuate has advised us that the November Projections were in general, prepared for internal use and are subjective in many respects and, as a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the November Projections cover multiple years, such information by its nature becomes less predictive with each successive year. In addition, the November Projections will be affected by Actuate’s ability to achieve strategic goals, objectives and targets over the applicable periods and reflect assumptions as to certain business decisions that are subject to change. The November Projections cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such. The inclusion of the November Projections should not be regarded as an indication that Actuate and its financial advisor, OpenText or anyone who received this information then considered, or now considers, them to be material information about Actuate or a reliable prediction of future events, and this information should not be relied upon as such. Actuate’s stockholders are urged to review Actuate’s most recent SEC filings for a description of risk factors with respect to Actuate’s business.

The November Projections were not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Actuate has advised us that Actuate’s independent registered public accounting firm has not, and no other independent accountants have, compiled, examined, or performed any procedures with respect to the November Projections contained herein, nor have any of them expressed any opinion or any other form of assurance on such information or its achievability. The report of Actuate’s independent registered public accounting firm contained in Actuate’s Annual Report on Form 10-K for the year ended December 31, 2013 relates to Actuate’s historical financial information. It does not extend to the November Projections and should not be read to do so. Furthermore, the November Projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the November Projections do not take into account the effect of the Offer or the Merger, or any failure of the Offer or the Merger to be consummated.

The following table summarizes the November Projections, which projections were the most recent information that was prepared by Actuate’s management and provided to OpenText.

Consolidated Summary of the November Projections

($ in millions)

	2014	2015	2016	2017	2018
Non-GAAP Total Revenue	$101.8	$93.6	$91.4	$98.1	$110.5
Non-GAAP Cost of Goods Sold & Operating Expenses	99.1	97.3	97.3	99.3	101.2
Non-GAAP Operating Income	2.7	(3.7)	(5.9)	(1.1)	9.3
Non-GAAP Interest / Other Income	0.2	0.1	0.1	0.1	0.1
Non-GAAP Income Before Taxes	2.8	(3.6)	(5.8)	(1.0)	9.4
Non-GAAP Taxes	0.9	(1.1)	(1.7)	(0.3)	2.8
Non-GAAP Net Income	2.0	(2.5)	(4.0)	(0.7)	6.6

Cash Flow Items:
Capital Expenditures	0.3	2.4	2.6	2.8	3.0
Stock-Based Compensation	7.0	6.3	6.5	7.0	7.5
Decrease / (Increase) in Net Working Capital	2.6	0.0 (1)	(2.1)	6.8	(2.2	)(1)

(1)	We have been informed by Actuate, that the version of the November Projections that was subsequently provided to Morgan Stanley set forth a Decrease / (Increase) in Net Working Capital of 2.6 for fiscal year 2015 and 2.0 for fiscal year 2018. Actuate has informed OpenText that in connection with updating the November Projections that had been provided to OpenText, the figures were revised to reflect a decrease in projected current assets in fiscal year 2015 and an increase in projected deferred revenue in fiscal year 2018.

The November Projections include certain “non-GAAP financial measures.” A non-GAAP financial measure refers to a numerical financial measure that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable financial measure calculated and presented in accordance with GAAP. Below is a reconciliation of the non-GAAP financial measures contained in the November Projections set forth above to the most directly comparable financial measures prepared in accordance with GAAP (in millions):

	2014	2015	2016	2017	2018
GAAP Total Revenues	$101.1	$93.6	$91.4	$98.1	$110.5
Deferred Revenue Adjustment	0.7	—	—	—	—
Non-GAAP Total Revenues	101.8	93.6	91.4	98.1	110.5

GAAP Cost of Goods Sold & Operating Expenses	112.1	107.0	107.2	107.6	109.8
Amortization of Purchased Technology and Other Intangibles	(3.1)	(3.2)	(3.2)	(1.1)	(0.9)
Stock-based Compensation Expense	(7.0)	(6.3)	(6.5)	(7.0)	(7.5)
Restructuring Charges	(0.6)	(0.2)	(0.2)	(0.2)	(0.2)
Acquisition-Related Costs	(1.1)	—	—	—	—
One-time Termination Costs	(1.0)	—	—	—	—
One-time Professional Services Fees	(0.2)	—	—	—	—
Non-GAAP Cost of Goods Sold & Operating Expenses	99.1	97.3	97.3	99.3	101.2

GAAP Operating Income	(11.0)	(13.4)	(15.7)	(9.4)	0.7
Deferred Revenue Adjustment	0.7	—	—	—	—
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.0	6.3	6.5	7.0	7.5
Restructuring Charges	0.6	0.2	0.2	0.2	0.2
Acquisition-Related Costs	1.1	—	—	—	—
One-time Termination Costs	1.0	—	—	—	—
One-time Professional Services Fees	0.2	—	—	—	—
Non-GAAP Operating Income	2.7	(3.7)	(5.9)	(1.1)	9.3

GAAP Interest/Other Income	0.7	(0.5)	(0.5)	(0.5)	(0.5)
Foreign Currency Exchange	(0.6)	0.6	0.6	0.6	0.6
Non-GAAP Interest/Other Income	0.2	0.1	0.1	0.1	0.1

GAAP Income Before Taxes	(10.2)	(13.9)	(16.2)	(9.9)	0.2
Deferred Revenue Adjustment	0.7
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.0	6.3	6.5	7.0	7.5
Restructuring Charges	0.6	0.2	0.2	0.2	0.2
Acquisition-Related Costs	1.1	—	—	—	—
One-time Termination Costs	1.0	—	—	—	—
One-time Professional Services Fees	0.2	—	—	—	—
Foreign Currency Exchange	(0.6)	0.6	0.6	0.6	0.6
Non-GAAP Income Before Taxes	2.8	(3.6)	(5.8)	(1.0)	9.4

GAAP Taxes	(0.7)	(3.4)	(5.0)	—	—
Adjustment to Non-GAAP Tax Rate	1.6	2.3	3.3	(0.3)	2.8
Non-GAAP Taxes	0.9	(1.1)	(1.7)	(0.3)	2.8

GAAP Net Income	(9.5)	(10.5)	(11.2)	(9.9)	0.2
Deferred Revenue Adjustment	0.7	—	—	—	—
Amortization of Purchased Technology and Other Intangibles	3.1	3.2	3.2	1.1	0.9
Stock-based Compensation Expense	7.0	6.3	6.5	7.0	7.5
Restructuring Charges	0.6	0.2	0.2	0.2	0.2
Acquisition-Related Costs	1.1	—	—	—	—
One-time Termination Costs	1.0	—	—	—	—
One-time Professional Services Fees	0.2	—	—	—	—
Foreign Currency Exchange	(0.6)	0.6	0.6	0.6	0.6
Adjustment to Non-GAAP Tax Rate	(1.6)	(2.3)	(3.3)	0.3	(2.8)
Non-GAAP Net Income	2.0	(2.5)	(4.0)	(0.7)	6.6

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Actuate’s calculation of these non-GAAP measures may differ from others in its industry and is not necessarily comparable with similar titles used by other companies.

Neither Actuate nor any other person to whom the November Projections were provided or any of their respective affiliates or representatives makes any representation to any person regarding the ultimate performance of Actuate compared to the information included in the November Projections. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, Actuate’s stockholders are cautioned not to place undue, if any, reliance on the November Projections.

ACTUATE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE NOVEMBER PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE NOVEMBER PROJECTIONS ARE NO LONGER APPROPRIATE.

9. Certain Information Concerning Purchaser and OpenText

Purchaser.    Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of OpenText. The principal executive offices of Purchaser are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and Purchaser’s telephone number at such principal executive offices is (519) 888-7111.

OpenText.    OpenText is a corporation organized in Canada. Its shares are listed on the Nasdaq and the Toronto Stock Exchange. OpenText is an independent software company providing a comprehensive suite of software products and services that assist organizations in finding, utilizing, and sharing business information from any device in ways which are intuitive, efficient and productive. The principal offices of OpenText are located at 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1 and OpenText’s telephone number at such principal executive offices is (519) 888-7111.

Additional Information.    The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of OpenText and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except for 1,445,290 Shares (representing approximately 3.1% of all issued and outstanding Shares as of December 12, 2014) held by a wholly-owned indirect subsidiary of OpenText and except as described elsewhere in this Offer to Purchase with respect to the Tender and Voting Agreement or otherwise, (a) none of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of OpenText, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Actuate, (b) none of OpenText, Purchaser or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Actuate during the past 60 days, (c) none of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement or understanding, whether or not legally enforceable, with any other person with respect to any securities of Actuate (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, except as previously disclosed in Actuate’s filings with the SEC, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Actuate or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of OpenText, Purchaser, their subsidiaries or, to the knowledge of OpenText or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Actuate or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Actuate’s securities, an election of Actuate’s directors or a sale or other transfer of a material amount of assets of Actuate.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because the Offer is being made for all issued and outstanding Shares solely for cash, the Offer is not subject to any financing condition, if we consummate the Offer, we will acquire all remaining Shares for the same cash price pursuant to the Merger and OpenText has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not withdrawn in the Offer and to acquire the remaining issued and outstanding Shares pursuant to the Merger at the consummation of the Offer and the Effective Time, as the case may be.

10. Background of the Offer; Contacts with Actuate

As part of OpenText’s ongoing evaluation of OpenText’s business and strategic alternatives, from time to time OpenText’s board of directors and members of OpenText’s senior management evaluate strategic opportunities and prospects for acquisitions.

On June 16, 2014, Russ Stuebing, OpenText’s Vice President, Corporate Development, contacted Thomas McKeever, Actuate’s Senior Vice President, Corporate Development and General Counsel, to request an introductory meeting.

On June 23, 2014, as part of a regularly scheduled meeting of the OpenText board of directors, members of OpenText senior management updated the OpenText board of directors on potential strategic acquisitions, including the potential acquisition of Actuate.

On June 25, 2014, Mr. McKeever and Mr. Stuebing had a telephone call to discuss the companies’ respective businesses.

Between July 23 and July 24, 2014, representatives of OpenText and Actuate negotiated the terms of the Confidentiality Agreement (as defined below), which OpenText and Actuate entered into on July 24, 2014.

On July 29, 2014, as part of a regularly scheduled meeting of the OpenText board of directors, members of OpenText senior management updated the OpenText board of directors on potential strategic acquisitions, including the potential acquisition of Actuate.

On August 26, 2014, Mr. McKeever, Nobby Akiha, Actuate’s Senior Vice President, Marketing, and Allen Bonde, Actuate’s Vice President, Product Marketing, met with Mr. Stuebing, Gary Weiss, OpenText’s Senior Vice President, Portfolio Group, and Gary So, OpenText’s Vice President, Technology & Product Portfolio, in Richmond Hill, Ontario, to discuss the companies’ respective businesses.

On September 12, 2014, Mr. McKeever and Mr. Stuebing had a telephone call to discuss matters related to Actuate’s financial performance and prospects.

On September 17, 2014, Actuate provided certain unaudited prospective financial information to OpenText.

On September 19, 2014, Dan Gaudreau, Actuate’s Chief Financial Officer, Paolo Battaglini, Actuate’s Vice President, Finance and Corporate Controller, Fred Hawkins, Actuate’s Director of Financial Planning and Analysis, and Mr. McKeever had a telephone call with Mr. Stuebing to further discuss matters related to Actuate’s financial performance and prospects.

Later on September 19, 2014, OpenText delivered to Actuate a written, non-binding, preliminary indication of interest proposing an all-cash acquisition of Actuate at a price of $5.53 per Share. The indication of interest stated that OpenText’s proposed transaction would not be subject to any financing contingency. The indication of interest also stated that in order for OpenText to proceed with due diligence and negotiation of a transaction, OpenText would require that Actuate enter into an exclusive period of due diligence and negotiation. Later that day, Mr. McKeever acknowledged to Mr. Stuebing that Actuate had received OpenText’s proposal.

On October 2, 2014, Mr. McKeever and Mr. Stuebing discussed the Actuate Board’s rejection of OpenText’s proposal, which the Actuate Board had determined represented insufficient value.

On October 7, 2014, Peter Cittadini, Actuate’s Chief Executive Officer and Mark Barrenechea, OpenText’s Chief Executive Officer had a telephone call to discuss their respective businesses and a potential transaction.

On October 15, 2014, Mr. Cittadini and Mr. Gaudreau had a telephone discussion with Mr. Barrenechea to further discuss Actuate’s business and a potential transaction.

On October 20, 2014, OpenText delivered to Actuate a written, non-binding, revised preliminary indication of interest proposing an all-cash acquisition of Actuate at a price of $6.16 per Share. The revised indication of interest stated that the proposed transaction would not be subject to any financing contingency. The indication of interest also stated that in order for OpenText to proceed with due diligence and negotiation of a transaction, OpenText would require that Actuate enter into an exclusive period of due diligence and negotiation. The indication of interest also requested Actuate to agree that if Actuate did not grant OpenText exclusivity or negotiate in good faith to enter into a definitive agreement for a sale of Actuate to OpenText, Actuate would pay OpenText $2.0 million as a pre-agreed expense reimbursement.

On October 21, 2014, as part of a regularly scheduled meeting of the OpenText board of directors, members of OpenText senior management updated the OpenText board of directors on the potential acquisition of Actuate, and the OpenText board of directors authorized a transaction within certain parameters and delegated authority to negotiate a final transaction to certain members of OpenText senior management.

On October 29, 2014, Mr. Cittadini had a telephone call with Mr. Barrenechea in which they discussed the Actuate Board’s rejection of OpenText’s proposal, which the Actuate Board had determined represented insufficient value.

On October 31, 2014, OpenText delivered to Actuate a written, non-binding, preliminary indication of interest proposing an all-cash acquisition of Actuate at a price of $6.50 per Share. The indication of interest stated that the proposed transaction would not be subject to any financing contingency. The indication of interest contemplated that in order for OpenText to proceed with the due diligence and negotiation of a transaction, OpenText would require that Actuate enter into an exclusive negotiating period. The indication of interest stated that the definitive agreement for the sale of Actuate to OpenText would provide that Actuate would be permitted to terminate the definitive agreement to accept a superior all-cash offer that was at least 9.0% higher than the OpenText acquisition price, and in the event of such termination, Actuate would be required to pay OpenText a termination fee of 4.0% of the aggregate purchase price. The indication of interest also requested that Actuate agree that if Actuate did not grant OpenText exclusivity or negotiate in good faith to enter into a definitive agreement for a sale of Actuate to OpenText, Actuate would pay OpenText $2.0 million as a pre-agreed expense reimbursement.

On November 1, 2014, Mr. Cittadini informed Mr. Barrenechea that the Actuate Board would further consider OpenText’s proposal following Actuate’s release of its quarterly financial results on November 4, 2014.

On November 4, 2014, Actuate publicly announced its third quarter financial results.

On November 5, 2014, Mr. Cittadini had a telephone call with Mr. Barrenechea in which Mr. Cittadini stated that the Actuate Board had rejected OpenText’s $6.50 per Share offer because the Actuate Board had determined that it represented insufficient value. Mr. Barrenechea stated that OpenText would, as a final offer, increase its proposal to $6.60 per Share, conditioned upon Actuate entering into an exclusivity period in order for OpenText to proceed with due diligence and the negotiation of a definitive transaction agreement.

On November 6, 2014, Mr. Cittadini had a telephone call with Mr. Barrenechea to inform him that Actuate was willing to proceed to negotiate definitive agreements for a transaction providing Actuate’s stockholders with $6.60 per Share and permit OpenText to conduct due diligence on an exclusive basis.

On November 7, 2014, representatives of Actuate, OpenText and their respective counsel at Fenwick & West LLP (“Fenwick & West”) and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) had a telephone call to discuss the terms of exclusivity as well as OpenText’s request for a 4.0% termination fee, a minimum 9.0% increment as constituting a superior offer and the $2.0 million expense reimbursement provision.

Later on November 7, OpenText sent to Actuate a revised written indication of interest proposing an all-cash acquisition of Actuate at a price of $6.60 per Share and attaching a proposed exclusivity agreement. The indication of interest did not contain any terms requiring a pre-agreed termination fee amount, minimum superior offer increment or expense reimbursement.

On November 8, 2014, Actuate sent to OpenText its proposed revisions to the exclusivity agreement proposed by OpenText. Later that day, Actuate, OpenText and their respective counsel at Fenwick & West and Cleary Gottlieb negotiated the terms of the Exclusivity Agreement, following which Actuate and OpenText executed the Exclusivity Agreement.

Commencing on November 10, 2014, representatives and advisors for OpenText were granted access to an online data room for purposes of OpenText’s due diligence review of Actuate in connection with the proposed transaction. During the period from November 10, 2014 to December 4, 2014, representatives of OpenText and its legal and financial advisors engaged with Actuate and its legal and financial advisors for the purpose of OpenText’s due diligence.

On November 20, 2014, Cleary Gottlieb provided a draft of the Merger Agreement to Fenwick & West, reflecting proposed definitive terms of the transaction, including a proposed termination fee of 4.0% of the equity value of Actuate in the transaction, and a draft Tender and Voting Agreement to be entered into by certain of Actuate’s stockholders.

On November 24, 2014, Fenwick & West provided to Cleary Gottlieb proposed revisions to the draft Merger Agreement, including among other terms, a proposed termination fee of 2.5% of the equity value of Actuate in the transaction.

On November 25, 2014, Actuate provided updated unaudited prospective financial information to OpenText. See Section 8 – “Certain Information Concerning Actuate – Prospective Financial Information.”

On November 25 and 26, 2014, Actuate and OpenText held a series of due diligence meetings. Between November 27, 2014 and December 4, 2014, OpenText and its advisors continued their due diligence of Actuate.

From November 26, 2014 through December 4, 2014, representatives of Actuate and OpenText and their respective financial and legal advisors engaged in negotiations concerning the proposed terms of the definitive agreements for the proposed transaction and agreed on the ability of Actuate to (i) require Purchaser to extend the Offer, if, as of any Expiration Time, any Offer Condition (as defined below) other than the Minimum Tender Condition (as defined below) has not been satisfied or waived by Purchaser, for an additional period of 10 business days to permit such Offer Condition(s) to be satisfied, (ii) require Purchaser to extend the Offer, if, as of any Expiration Time, all Offer Conditions have been satisfied or waived by Purchaser other than the Minimum Tender Condition on up to two occasions (of up to ten business days each) to permit the Minimum Tender Condition to be satisfied, and (iii) extend the End Date from time to time (subject to certain exceptions) to a date not later than July 5, 2015 if the HSR Condition, the No Order Condition or the No Proceeding Condition (each as defined below) has not been satisfied or waived by April 2, 2015.

On December 3, 2014, Actuate and OpenText agreed on a termination fee of $11.75 million, or approximately 3.55% of the equity value of Actuate in the transaction.

Also on December 3, OpenText senior management completed a final internal review of and approved the proposed Merger Agreement (subject to agreement on any remaining non-material open terms).

Early on the morning of December 5, 2014, Actuate, OpenText and Purchaser executed the Merger Agreement and the parties to the Tender and Voting Agreement executed the Tender and Voting Agreement.

Shortly following the execution of the Merger Agreement and prior to the opening of the financial markets on December 5, 2014, Actuate and OpenText publicly announced the signing of the Merger Agreement.

11. Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements

Purpose of the Offer.    The purpose of the Offer and the Merger is for OpenText, through Purchaser, to acquire control of, and the entire equity interest in, Actuate. The Offer, as a first step in the acquisition of Actuate, is intended to facilitate the acquisition of all Shares. If we consummate the Offer, pursuant to the Merger (subject to the conditions to the Merger set forth in the Merger Agreement), we will acquire all of the capital stock of Actuate not purchased pursuant to the Offer or otherwise. Stockholders of Actuate who sell their Shares in the Offer will cease to have any equity interest in Actuate or any right to participate in its earnings and future growth. If the Merger is effected, non-tendering stockholders also will no longer have an equity interest in Actuate. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Actuate will not bear the risk of any decrease in the value of Shares.

Merger Without a Stockholder Vote.     If the Offer is consummated, we will not seek the approval of the remaining public Actuate stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer (subject to the conditions to the Merger set forth in the Merger Agreement), we will effect the Merger without a vote of the stockholders of Actuate in accordance with Section 251(h) of the DGCL.

Plans for Actuate.    We are conducting a detailed review of Actuate and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist upon consummation of the Offer and the Merger. We will continue to evaluate the business and operations of Actuate during the pendency of the Offer and after consummation of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Actuate’s business, operations, capitalization and management with a view of optimizing development of Actuate’s potential in conjunction with OpenText’s existing businesses. Possible changes could include changes in Actuate’s business, corporate structure, charter, bylaws, capitalization, board of directors, management and dividend policy, although, except as disclosed in this Offer to Purchase, OpenText and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, we do not have any present plans or proposals that would result in an extraordinary corporate transaction involving Actuate or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Actuate’s dividend rate or policy, indebtedness, capitalization, corporate structure, business, management or board of directors.

The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that we have filed with the SEC on December 16, 2014 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Actuate.” You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Merger and certain aspects of the Offer. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any rights or obligations of the parties under the Merger Agreement or any factual disclosures about Actuate or the transactions contemplated in the Merger Agreement contained in public reports filed by Actuate or OpenText with the SEC.

The Offer.    The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms of the Merger Agreement and subject to prior satisfaction or waiver of the Offer Conditions described in Section 13 — “Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time.

The Offer is initially scheduled to expire at 9:00 A.M., New York City time, on January 16, 2015, which is 21 business days after the commencement of the Offer. Purchaser may extend the Expiration Time at any time with Actuate’s written consent. Purchaser may, without Actuate’s consent, (i) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or rule of Nasdaq applicable to the Offer or (ii) if, as of any Expiration Time, any Offer Condition (as defined below) is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer period as OpenText, Purchaser and Actuate may agree), until such time as all Offer Conditions are satisfied or waived. In addition, at Actuate’s request, Purchaser is required to extend the Offer for an additional period of up to 10 business days (or such longer or shorter period as OpenText, Purchaser and Actuate may agree) (A) on every occasion where, as of the Expiration Time, any Offer Condition (other than the Minimum Tender Condition) has not been satisfied or waived by Purchaser in its sole discretion, and (B) on up to two occasions where, as of the Expiration Time, all Offer Conditions except the Minimum Tender Condition have been satisfied or waived by Purchaser. However, without Actuate’s consent, Purchaser will not, and without Purchaser’s consent, Purchaser will not be required to, extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement.

The Offer Price will be adjusted appropriately to reflect the effect of any reclassification, recapitalization, stock split (including reverse stock split or combination, exchange or readjustment of shares, stock dividend, or other like change in the outstanding shares of capital stock of Actuate occurring on or after the date hereof and prior to consummation of the Offer.

Recommendation.    Actuate has represented to us in the Merger Agreement that the Actuate Board (at a meeting duly called and held) has duly and unanimously (i) approved and declared that the Merger Agreement, the Tender and Voting Agreement, the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Voting Agreement are advisable, fair to and in the best interests of Actuate stockholders, (ii) approved the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated by the Merger Agreement and the Tender and Voting Agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) determined to recommend that Actuate stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (iv) adopted resolutions taking all actions necessary so that the restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other applicable law with respect to a “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws or regulations that may purport to be applicable will not apply with respect to or as a result of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (the matters described in clauses (i) through (iv), the “Board Recommendation”). In addition, Actuate has also taken all actions necessary to ensure the Rights Agreement between Actuate and Computershare Trust Company, N.A. as Rights Agent dated as of June 18, 2014 (as amended, the “Rights Agreement”) will not apply to the transactions contemplated by the Merger Agreement and the Tender and Voting Agreement.

Board of Directors and Officers.    From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Actuate immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

The Merger.    The Merger Agreement provides that, at 9:01 A.M., New York City time, or as soon as practicable thereafter, on the date of the consummation of the Offer, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, Purchaser will be merged with and into Actuate, and the separate existence of Purchaser will cease, and Actuate will continue as the Surviving Corporation after the Merger. The Merger will be governed by and effected under Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger.

Charter and Bylaws.    At the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated as set forth in Exhibit B to the Merger Agreement. Also at the Effective Time, the bylaws of Purchaser will be the bylaws of the Surviving Corporation.

Conversion of Shares.    Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by OpenText, Purchaser or any wholly-owned subsidiary of OpenText or Actuate, or held by stockholders who properly exercise appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be cancelled and converted at the Effective Time into the right to receive the Merger Consideration from Purchaser, payable to such holder upon surrender of the certificate formerly representing (or upon book-entry transfer of) such Shares, without interest and less any required withholding taxes. The Merger Consideration shall be adjusted appropriately and proportionately to reflect the effect of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, stock dividend, or other like change with respect to Shares occurring on or after the date of the Merger Agreement and prior to the Effective Time. Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Treatment of Equity Awards.    Under the Merger Agreement, each:

•	stock option, whether or not vested and exercisable, that is outstanding and unexercised immediately prior to the Effective Time, will accelerate and be automatically converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration over the per share exercise price of such stock option, by (ii) the aggregate number of shares of Actuate common stock that were issuable upon exercise or settlement of such stock option immediately prior to the Effective Time, less any applicable tax withholding. If the exercise price per share of any stock option equals or exceeds the Merger Consideration, then no payment will be made for the cancelled stock option;

•	time-vested RSU that has not vested as of the Effective Time held by a non-employee director of Actuate, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will become fully vested and all restrictions with respect thereto will lapse and such RSU will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU, subject to any applicable tax withholding;

•	time-vested RSU that has not vested as of the Effective Time held by holders other than non-employee directors of Actuate, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU, subject to the same terms and conditions (including the vesting and settlement schedules and taking into account any elective deferrals) as applied to such RSU immediately prior to the Effective Time, subject to any applicable tax withholding. However, any portion of the Restricted Cash Award that has not vested and has not been forfeited as of the first anniversary of the closing date of the Merger will vest in full on the first anniversary of the closing date of the Merger;

•	performance-vested RSU that is subject to any performance condition as of December 5, 2014, by virtue of the Merger and without any action on the part of the holders, will be cancelled as of the Effective Time without any consideration being payable for such RSU; and

•	RSU that is vested but not settled at the Effective Time, by virtue of the Merger and without any action on the part of the holders, will be converted into the right to receive the Merger Consideration in respect of each Share underlying the RSU, subject to the terms and conditions (including the settlement schedule) as applied to such RSU immediately prior to the Effective Time, subject to any applicable tax withholding.

1998 Employee Stock Purchase Plan.    The Merger Agreement provides that Actuate will take such actions as may be necessary under Actuate’s 1998 Employee Stock Purchase Plan (the “ESPP”) (pursuant to which participants may purchase Actuate common stock at a discount through accumulated payroll deductions) to: (i) terminate the ESPP as of the date immediately prior to the closing date of the Merger, (ii) ensure that no offering period under the ESPP will be commenced on or after the date of the Merger Agreement, (iii) if the closing date of the Merger will occur prior to the end of the offering period in existence under the ESPP on the date of the Merger Agreement, cause a new exercise date to be set under the ESPP, which date will be the business day immediately prior to the initial Expiration Time, (iv) prohibit participants in the ESPP from altering their payroll deductions from those in effect on the date of the Merger Agreement (other than to discontinue their participation in the ESPP in accordance with the terms and conditions of the ESPP) and (v) provide that the amount of the accumulated contributions of each participant under the

ESPP as of immediately prior to the Effective Time will, to the extent not used to purchase shares of Actuate common stock in accordance with the terms and conditions of the ESPP be refunded to such participant as promptly as practicable following the Effective Time (without interest).

Representations and Warranties.    In the Merger Agreement, Actuate has made customary representations and warranties to OpenText and Purchaser with respect to, among other matters, organization and qualification, capitalization, authority to enter into the Merger Agreement, required consents and approvals to approve the Merger and the Offer, the application of the Rights Agreement, its compliance with law, subsidiaries, public filings, financial statements and internal controls, the absence of any Company Material Adverse Effect, litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) or the Schedule 14D-9, intellectual property, environmental matters, material contracts, customers and suppliers, sanctions laws, interested party transactions, anticorruption, the opinion of Actuate’s financial advisor and brokers’ fees. Each of OpenText and Purchaser has made customary representations and warranties to Actuate with respect to, among other matters, organization and qualification, authority to enter into the Merger Agreement, governmental authorization, capitalization, consents and approvals, information to be included in the Offer Documents or Schedule 14D-9, litigation, available funds and brokers’ fees.

Some of the representations and warranties in the Merger Agreement made by Actuate are qualified by “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, “Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect that, individually or in combination with any other, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets (tangible or intangible) or results of operations of Actuate and its subsidiaries, taken as a whole or (b) would prevent the performance by Actuate of, or has a material adverse effect on the ability of Actuate to perform, its obligations under the Merger Agreement. However, no state of facts, circumstance, condition, event, change, development, occurrence, result or effect will constitute a Company Material Adverse Effect under clause (a) above to the extent that it arises out of, or results from, and none of the following will be taken into account in determining whether a Company Material Adverse Effect has occurred or is continuing under clause (a) above:

(i)	changes after the date of the Merger Agreement in general economic or business conditions in the United States or elsewhere in the world;

(ii)	changes after the date of the Merger Agreement in the credit, debt, financial or capital markets or changes in interest or exchange rates, in each case, in the United States or elsewhere in the world;

(iii)	changes after the date of the Merger Agreement in conditions generally affecting the industry in which Actuate and its subsidiaries operate;

(iv)	changes in any national or international political conditions, any outbreak of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism;

(v)	any hurricane, flood, tornado, earthquake or other natural disaster;

(vi)	changes in any applicable law or GAAP;

(vii)	any failure by Actuate or any of the its subsidiaries to meet any internal or external projections, estimates, expectations, earnings predictions or forecasts for any period, or to meet its internal budgets, plans or forecasts of its revenues, bookings, earnings or other financial performance or results of operations for any period, and any securities analyst downgrade of Actuate’s securities (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from the definition of Company Material Adverse Effect);

(viii)	changes in the trading volume or trading price of Actuate’s common stock (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from the definition of Company Material Adverse Effect);

(ix)	the public announcement of the Merger Agreement, the Offer or the anticipated consummation of the Offer or the Merger (including the identity of OpenText as the acquirer of Actuate), including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders, investors, subcontractors or partners; or

(x)	any claim or proceeding (including any class action or derivative litigation) relating directly or indirectly to the Merger Agreement, the Merger, the Offer or the other transactions contemplated by the Merger Agreement or the Tender and Voting Agreement, including disclosures made under securities laws and regulations related thereto (collectively, “Stockholder Litigation”);

provided, further, that any state of facts, circumstance, condition, event, change, development, occurrence, result or effect arising out of or resulting from any change or event referred to in clause (i), (ii), (iii), (iv), (v) or (vi) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect under clause (a) above if such change or event has a disproportionate adverse impact on Actuate and its subsidiaries, taken as a whole, as compared to any other companies that operate in the industries in which Actuate and its subsidiaries operate.

The Merger Agreement has been provided solely to inform investors of its terms. It is not intended to be, and should not be relied upon as, a source of financial, business or operational information about Actuate, OpenText, Purchaser or their respective affiliates. The representations and warranties contained in the Merger Agreement are made only for purposes of the Merger Agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of the Merger Agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Moreover, information concerning the subject matter of the representations, warranties, covenants and certain closing conditions may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. The representations and warranties also may not be accurate or complete as of any specified date and may be subject to a contractual standard of materiality different from those generally applicable to stockholders. The representations and warranties contained in the Merger Agreement and incorporated by reference into this Schedule TO have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establish matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule TO, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule TO.

Covenants.    The parties have agreed to a number of customary covenants in the Merger Agreement, including among others the covenants described below.

Conduct of Business.    The Merger Agreement obligates Actuate, during the period commencing on the date of the Merger Agreement and ending on the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), except as (i) expressly required by the Merger Agreement, (ii) required by applicable law or (iii) undertaken with the prior written consent of OpenText (which consent shall not be unreasonably withheld, conditioned or delayed) to, and to cause each of its subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and use its commercially reasonable efforts to (A) preserve intact its business organization, assets and technology, (B) keep available the services of its and its subsidiaries’ officers and key employees, (C) maintain in effect all of its material governmental authorizations and (D) maintain and preserve satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with Actuate or any of its subsidiaries.

The Merger Agreement also contains specific restrictive covenants as to certain activities of Actuate during the Pre-Closing Period, which provide that Actuate will not, and will cause its subsidiaries not to, take certain actions, except as (x) set forth in a confidential schedule, (y) expressly required by the Merger Agreement or (z) required by applicable law, without the prior written consent of OpenText (which consent will not be unreasonably withheld, conditioned or delayed). These restrictions include, among other things:

(i) amending the organizational documents of Actuate or any of its subsidiaries (whether by merger, consolidation or otherwise);

(ii) issuing, selling, granting, pledging or otherwise disposing of or granting any of Actuate or any of its subsidiaries’ capital stock, or granting any options, warrants or other rights to acquire any such capital stock or other interest or any instrument convertible into or exchangeable or exercisable for any such capital stock or other interest, other than issuing shares of Actuate common stock upon the exercise of stock options or issuing after the date of the Merger Agreement pursuant to existing stock plans or pursuant to the terms of RSUs, in each case that are outstanding on the date of the Merger Agreement and in each case in accordance with the applicable stock plan’s and equity award’s terms as in effect on the date of the Merger Agreement;

(iii) amending any term of any Actuate security or any security of any of its subsidiaries (in each case, whether by merger, consolidation or otherwise);

(iv) purchasing, redeeming or otherwise acquiring any Actuate securities, except for acquisitions of Actuate common stock by Actuate in satisfaction by holders of equity awards in existence as of the date of the Merger Agreement for the applicable exercise price and/or withholding taxes;

(v) adopting any plan of merger, consolidation, reorganization, liquidation or dissolution of Actuate or any of its subsidiaries, filing a petition in bankruptcy under any provisions of federal or state bankruptcy law on behalf of Actuate or any of its subsidiaries or consenting to the filing of any bankruptcy petition against Actuate or any of its subsidiaries under any similar law;

(vi) creating any subsidiary of Actuate or any of its subsidiaries;

(vii)(A) declaring, accruing, setting aside or paying any dividend or making any other distribution on or in respect of (whether in cash, stock, property or otherwise) Actuate or any of its subsidiaries’ capital stock or other securities (other than to Actuate or one of its subsidiaries) or (B) redeeming, repurchasing or otherwise reacquiring, splitting, combining or reclassifying any capital stock of Actuate or any of its subsidiaries or otherwise changing the capital structure of Actuate or any of its subsidiaries;

(viii) making any material changes in any accounting methods, principles or practices except as required by a change in GAAP or required by Regulation S-X promulgated under the Exchange Act;

(ix) changing in any material respect the policies or practices regarding accounts receivable or accounts payable or failing to manage working capital in accordance with past practices;

(x) except in the ordinary course of business in accordance with past practice, (A) accelerating, terminating, cancelling, failing to exercise an expiring renewal option, materially amending, granting a material waiver under or otherwise materially modifying any Material Contract or Material Lease Agreement (each as defined in the Merger Agreement) or any contract or lease agreement that would constitute a Material Contract or a Material Lease Agreement if in effect as of the date of the Merger Agreement or (B) entering into any contract or lease agreement that would constitute a Material Contract or a Material Lease Agreement if in effect as of the date of the Merger Agreement;

(xi) making any capital expenditures in excess of $50,000 in the aggregate;

(xii) incurring, assuming or guaranteeing any indebtedness (other than for any intercompany indebtedness) for borrowed money incurred in the ordinary course of business consistent with past practice between Actuate and any of its wholly-owned subsidiaries or between any wholly-owned Actuate subsidiaries;

(xiii) granting or suffering to exist any material liens on any properties or assets, tangible or intangible, of Actuate or any of its subsidiaries other than permitted liens;

(xiv) making any capital investment in or loan to, or making or forgiving any loan to, any other person (other than (A) advancement of expenses to Actuate employees in connection with the performance of their duties in the ordinary course of business consistent with past practice or (B) to any wholly-owned Actuate subsidiary in the ordinary course of business consistent with past practice);

(xv) selling, leasing, pledging, abandoning, assigning or otherwise disposing of any of the material tangible assets, properties or rights of Actuate or any of its subsidiaries except sales of assets (A) pursuant to existing contracts or (B) in the ordinary course of business consistent with past practice;

(xvi) purchasing or acquiring, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets or any other business combination), any corporation, partnership, other business organization or division thereof or any other business or any equity interest in or all or substantially all of the assets of any person;

(xvii) entering into a new line of business or abandoning or discontinuing any existing line of business;

(xviii) settling, paying, discharging or satisfying any proceeding (other than Stockholder Litigation) where such settlement, payment, discharge or satisfaction would (A) require the payment by Actuate and/or any of its subsidiaries of an amount in excess of $25,000 or (B) impose any material restrictions or limitations upon the operations or business of Actuate or any of its subsidiaries, whether before, on or after the Effective Time;

(xix) commencing any proceeding other than for the routine collection of invoices or enforcement of the Merger Agreement;

(xx) except as required by applicable law or agreements existing as of the date of the Merger Agreement, (A) paying bonuses or increasing the compensation payable or that could become payable by Actuate or any of its subsidiaries to directors, officers or employees, (B) entering into any new or amending in any material respect, any existing employment, indemnification, severance, retention, change in control or similar agreement with any of its past or present directors, officers or employees, (C) establishing, adopting, entering into, amending, terminating, exercising any discretion under, or taking any action to accelerate rights under any employee plans or any plan, agreement, program, policy, trust, fund or other arrangement that would be an employee plan if it were in existence as of the date of the Merger Agreement, (D) entering into any third-party contract with respect to an employee plan (including contracts for the provision of services to such employee plan, including benefits administration) having a term of greater than one year, (E) accelerating any rights or benefits, or, other than in the ordinary course of business and consistent with past practice, making any determinations or interpretations with respect to any employee plan, (F) funding any rabbi trust or similar arrangement, (G) granting or amending any equity or equity-based awards except as required by existing stock plans or (H) without the prior written consent of OpenText, hiring, replacing or terminating (other than for cause) the employment or services of any officer, employee, independent contractor or consultant (but no such prior written consent is required to hire or replace a person who is not an officer so long as (x) hiring or replacing such person is within Actuate’s long range forecast that was made available to OpenText and (y) the compensation to be paid to such person will not exceed $150,000 per annum);

(xxi) assigning, granting a lien on, granting a license, release, immunity or a covenant not to sue under or in respect of any material Actuate-owned intellectual property (other than granting non-exclusive licenses to Actuate’s customers in the ordinary course of business, to the extent such licenses are necessary for the respective customer’s use or receipt of Actuate’s products and services and subject to terms and conditions (including as to confidentiality) that are consistent with past practice);

(xxii) canceling, failing to renew, failing to continue to prosecute, failing to protect or defend, abandoning or allowing to lapse any Actuate-owned intellectual property, other than abandoning Actuate-owned intellectual property that Actuate determines in its reasonable judgment, in the ordinary course of business consistent with past practice, is no longer material to Actuate;

(xxiii) settling or compromising any material claim relating to taxes, amending any material tax return, making any change in any of the methods, principles or practices used by it for tax accounting except as required by applicable law, or filing any material tax election or any election pursuant to Section 7701 of the Code and the Treasury regulations thereunder with respect to any of Actuate’s subsidiaries;

(xxiv) entering into any transaction with any stockholder, director or executive officer of Actuate or any of its subsidiaries; or

(xxv) authorizing, resolving, committing, agreeing (by contract or otherwise) or otherwise becoming obligated to take any of the actions in clauses (i) through (xxiv) above.

No Solicitation and Termination for a Superior Proposal.    Under the Merger Agreement and except as expressly permitted by its terms, from the date of the Merger Agreement until the consummation of the Offer or, if earlier, the termination of the Merger Agreement in accordance with its terms, Actuate is prohibited from, and is required to cause its affiliates and its and their respective representatives not to, directly or indirectly (i) initiate, solicit or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal (as defined below) or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (ii) other than informing third parties of the existence of the no solicitation provisions contained in the Merger Agreement, engage in negotiations or discussions with, or furnish any information concerning Actuate or any of its subsidiaries to, any third party relating to an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal or (iii) resolve or agree to do any of the foregoing. The Merger Agreement also requires that Actuate (A) cease and cause to be terminated all existing discussions or negotiations of Actuate, its affiliates and its and their representatives with any person conducted before the date of the Merger Agreement with respect to any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to, or result in, an Acquisition Proposal, (B) terminate access by any third party to any physical or electronic data room relating to any potential Acquisition Transaction (as defined below), (C) request the prompt return or destruction of any confidential information provided to any third party in the 12 months immediately preceding the date of the Merger Agreement in connection with a proposed Acquisition Transaction and (D) enforce the provisions of any existing confidentiality or non-disclosure agreement entered into with respect to any potential Acquisition Transaction. However, Actuate is permitted to grant waivers of, and not enforce, any standstill provision to the extent that such provision would otherwise prohibit the counterparty thereto from making a confidential Acquisition Proposal directly to the Actuate Board for a negotiated Acquisition Transaction in accordance with the terms of the no solicitation provisions in the Merger Agreement. Any violation of the restrictions described in this paragraph by any representative of Actuate or any of its affiliates constitutes a breach of the above restrictions by Actuate.

Notwithstanding the provisions described in the immediately preceding paragraph or anything else to the contrary contained in the Merger Agreement, if prior to the consummation of the Offer, Actuate receives an unsolicited written Acquisition Proposal (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from a breach of the no solicitation provisions), Actuate and the Actuate Board and/or their representatives may, subject to compliance with the provisions described in this paragraph, engage in negotiations or discussions with, or furnish any information and reasonable access to, any third party making such Acquisition Proposal and/or its representatives or potential financing sources if the Actuate Board determines in good faith, after consultation with Actuate’s outside legal and financial advisors, and based on information then available, that such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal (as defined below). However, (i) prior to furnishing any material nonpublic information, Actuate must receive from such third party an executed Acceptable Confidentiality Agreement (as defined below) and (ii) any such material nonpublic information so furnished must have been previously provided or made available to OpenText or is provided or made available to OpenText promptly (and in any event within 24 hours) after it is furnished to such third party. In addition, Actuate may, following receipt of an Acquisition Proposal, contact such third party solely to clarify and understand the terms and conditions of the Acquisition Proposal to facilitate the Actuate Board’s determination with respect to whether such Acquisition Proposal constitutes, or would reasonably be expected to result in, a Superior Proposal (but Actuate and its representatives may not negotiate or suggest improvements to the terms of such Acquisition Proposal).

Except as otherwise provided in the last two sentences of this paragraph or as described in the next paragraph below, until the termination of the Merger Agreement, neither the Actuate Board nor any committee thereof is permitted to (A) withdraw (or qualify or modify in any manner adverse to OpenText), or publicly propose to withdraw (or so qualify or modify), the Board Recommendation, (B) take any action to exempt any person (other than OpenText and its affiliates) from the provisions of Section 203 of the DGCL or any other applicable state takeover statute, (C) fail to publicly reaffirm the Board Recommendation within three business days after OpenText so requests in writing, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within 10 business days after the commencement of such Acquisition Proposal or (E) approve, adopt or recommend any Acquisition Proposal, or propose publicly to approve, adopt or recommend, any Acquisition Proposal. Any action described in clauses (A) through (E) of the immediately preceding sentence is referred to as a “Change in Recommendation.” In addition, except as otherwise provided in the last sentence of this paragraph or as described in the next paragraph below, the Actuate Board is not permitted to allow Actuate or any of its subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or similar agreement or arrangement (other than an Acceptable Confidentiality Agreement) with any third party relating to an Acquisition Proposal or potential Acquisition Transaction, or requiring, or reasonably expected to cause, Actuate to abandon, terminate, delay or fail to effect, or that would otherwise impede or interfere with the Merger or any of the other transactions contemplated by the Merger Agreement, or requiring, or reasonably expected to cause, Actuate to fail to comply with the Merger Agreement (an “Alternative Acquisition Agreement”). Despite the foregoing restrictions or anything to the contrary contained in the Merger Agreement, at any time prior to the consummation of the Offer, in the event a material development or material change in circumstances (other than an Acquisition Proposal) occurs or arises after the date of the Merger Agreement that was not known and not reasonably foreseeable by the Actuate Board as of the date of the Merger Agreement, the Actuate Board may make a Change in Recommendation (under clause (A) or (D) above) if the failure to take such action would be inconsistent with the Actuate Board’s fiduciary duties to the Actuate stockholders under applicable law. However, before making any such Change in Recommendation, Actuate must provide OpenText four business days’ prior written notice advising OpenText that it intends to take such action and specifying, in reasonable detail, the reasons for such action.

Notwithstanding any restrictions contained in the Merger Agreement, at any time prior to the consummation of the Offer, if, in response to an unsolicited written Acquisition Proposal made after the date of the Merger Agreement that did not result from a breach of the no solicitation provisions of the Merger Agreement, the Actuate Board determines in good faith (after consultation with its outside counsel and financial advisor) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be inconsistent with the Actuate Board’s fiduciary duties to Actuate stockholders under applicable law, Actuate may terminate the Merger Agreement. However, Actuate may not terminate the Merger Agreement unless Actuate (A) has complied with its obligations described in the next paragraph, (B) pays, or causes to be paid, to OpenText, the Termination Fee (as defined below) prior to or concurrently with such termination and (C) concurrently with such termination, enters into a definitive Alternative Acquisition Agreement that documents the terms and conditions of such Superior Proposal.

Actuate is not entitled to terminate the Merger Agreement in accordance with the immediately preceding paragraph pursuant to the termination right described in paragraph (ii) under the subheading — “Termination” unless:

(i) Actuate shall have provided to OpenText four business days’ prior written notice (the “Superior Proposal Notice”) advising OpenText that Actuate intends to take such action (and specifying, in reasonable detail, the reasons for such action and the material terms and conditions of any such Superior Proposal) and, if applicable, a copy of the relevant proposed transaction agreement;

(ii) during such four business day period, if requested by OpenText, Actuate engages in good faith negotiations with OpenText regarding changes to the terms of the Merger Agreement intended to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

(iii) Actuate considers any adjustments to the Merger Agreement (including a change to the price terms of the Merger Agreement) and any other agreements irrevocably proposed in writing by OpenText (the most recent such adjustments, the “Proposed Changed Terms”) no later than 5:00 P.M., New York City time, on the fourth business day of such four business day period and shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) that the Superior Proposal would continue to constitute a Superior Proposal if the Proposed Changed Terms were to be given effect.

Any (1) material revisions to the terms of a Superior Proposal or (2) material revisions to an Acquisition Proposal that the Actuate Board had determined no longer constitutes a Superior Proposal will constitute a new Acquisition Proposal and Actuate will be required to deliver to OpenText a new Superior Proposal Notice. However, with respect to such new Superior Proposal Notice, the four business day periods described above that would otherwise be applicable to such revised Superior Proposal will instead be two business day periods.

Actuate is required to promptly (and in any event within 24 hours) advise OpenText orally or in writing in the event that Actuate receives any Acquisition Proposal or any inquiry, proposal or request for information that would reasonably be expected to lead to, or result in, an Acquisition Proposal, and in connection with such notice, if applicable, provide to OpenText the material terms and conditions (including the identity of the third party making any such Acquisition Proposal) of any such Acquisition Proposal. Actuate is required to (i) promptly (and in any event within 24 hours) notify OpenText of any material change to the material terms of any such Acquisition Proposal or any determination by Actuate Board to engage in discussions or negotiations with or provide information to any third party in connection with such Acquisition Proposal, (ii) promptly notify OpenText of (A) any material negotiation sessions between such third party or its representatives, on the one hand, and Actuate or its representatives, on the other hand, including providing a summary of all material items discussed in such negotiation session and (B) if Actuate or such third party has decided to not pursue such Acquisition Proposal and (iii) provide to OpenText as soon as practicable (and in any event within 24 hours) after receipt of any written indication of interest (or amendment thereto) or any written material that constitutes an offer (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any related financing commitments.

Nothing contained in the Merger Agreement prohibits Actuate or the Actuate Board from (i) taking and disclosing any position or disclosing any information reasonably required under Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act or (ii) making any “stop, look and listen” communication to Actuate’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act, provided that no such action or disclosure will limit the effect of the provision in the Merger Agreement governing a Change in Recommendation.

Under the Merger Agreement:

•	“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive of, or more favorable to, the party to such agreement than the terms set forth in the Confidentiality Agreement (as defined below) are to OpenText, including with respect to standstill provisions. However, such standstill provisions may permit confidential proposals for a negotiated Acquisition Transaction made directly to the Actuate Board in accordance with the no solicitation provisions described above.

•	“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by OpenText) related to an Acquisition Transaction.

•	“Acquisition Transaction” means any transaction or series of related transactions with a person or “group” (as defined in the Exchange Act) relating to the acquisition of at least 15% of the assets of, equity interests in, or business (as determined by reference to consolidated revenues) of Actuate and its subsidiaries, taken as a whole, pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other similar transaction.

•	“Superior Proposal” means an Acquisition Proposal (provided, that for purposes of this definition, the reference to “15%” in the definition of Acquisition Transaction is deemed to be a reference to “90%”) made by a third party that the Actuate Board determines in good faith, after consultation with Actuate’s financial advisors and outside legal counsel, and considering such factors as the Actuate Board considers in good faith to be appropriate (including the conditionality (including with respect to financing) and the timing and likelihood of consummation of such proposal), (i) is on terms that are more favorable to the Actuate stockholders than the transactions contemplated by the Merger Agreement (after giving effect to the Proposed Changed Terms) from a financial point of view and (ii) is reasonably likely to be consummated on a timely basis.

Access to Information.    Subject to applicable law, upon reasonable notice, Actuate is required to afford OpenText’s officers and other authorized representatives reasonable access, during normal business hours throughout the Pre-Closing Period, to Actuate’s officers, agents, properties, books, contracts and records and, with Actuate’s consent (not to be unreasonably withheld, conditioned or delayed), to the employees of Actuate and its subsidiaries. Actuate is also required to furnish OpenText and Purchaser all financial, operating and other data and information as OpenText and Purchaser may reasonably request. Actuate’s obligation to provide the foregoing access and information is subject to certain exceptions for compliance with applicable law and the preservation of attorney-client privilege.

Employee Matters.    In the Merger Agreement, we have agreed with Actuate that with respect to the employees of Actuate or its subsidiaries that are employed by the Surviving Corporation or any of its subsidiaries immediately following the Effective Time (each a “Continuing Employee”), we will cause the service of each such Continuing Employee with Actuate and its subsidiaries prior to the closing date of the Merger to be recognized for purposes of eligibility to participate, levels of benefits (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical or other similar benefits) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of the Surviving Corporation, but not including any sabbatical or equity compensation plans, programs, agreements or arrangements (collectively, the “OpenText Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent service was credited to such employee for such purposes under a comparable Actuate employee plan immediately prior to the closing date of the Merger and to the extent such credit would not result in a duplication of benefits. For a period of 12 months immediately following the closing date of the Merger, OpenText will provide benefits (excluding any equity or equity-based plan, program or arrangement) for Continuing Employees who are not covered by a labor agreement at least as favorable in the aggregate as the benefits (excluding any equity or equity-based plan, program or arrangement) that such Continuing Employees had at Actuate immediately prior to the closing of the Merger.

From and after the date of the closing of the Merger, with respect to each OpenText Benefit Plan that is an “employee welfare benefit plan” in which any Continuing Employee is or becomes eligible to participate, OpenText will use commercially reasonable efforts to cause each such OpenText Benefit Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such OpenText Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Actuate employee plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such OpenText Benefit Plan but only to the extent permitted under the terms and conditions of OpenText’s applicable insurance contracts in effect as of the closing date of the Merger and (ii) to the extent permitted under the applicable OpenText Benefit Plan, credit co-payments or deductibles paid by Continuing Employees in the plan year in which the closing occurs for purposes of satisfying any deductible or co-payment requirements under the applicable OpenText Benefit Plan.

The Merger Agreement further provides that nothing in the foregoing obligations shall create any rights in any other person, including any employee of Actuate, any participant in any Actuate employee plan or OpenText Benefit Plan or any beneficiary thereof or any right to continued employment with OpenText, Actuate, the Surviving Corporation or any of their affiliates and that no provision in the Merger Agreement shall modify or amend any Actuate employee plan or OpenText Benefit Plan or to require OpenText, the Surviving Corporation or any of their affiliates to permit any person to participate in any particular benefit plan sponsored or maintained by OpenText or any of its affiliates, or to continue or amend any particular benefit plan, before or after the consummation of the transactions contemplated by the Merger Agreement, and any such plan may be amended or terminated in accordance with its terms and applicable law.

Stock Exchange Delisting; Director Resignations.    Pursuant to the Merger Agreement, Actuate is required to cooperate with OpenText and use reasonable best efforts to take all actions reasonably requested by OpenText under applicable law and Nasdaq rules and policies to enable the delisting by the Surviving Corporation of Shares from Nasdaq and the deregistration of Shares under the Exchange Act as promptly as practicable after the Effective Time. On the closing date of the Merger, Actuate is required to deliver to OpenText evidence reasonably satisfactory to OpenText of the resignation of the directors of Actuate and its subsidiaries (other than directors of Actuate’s subsidiaries who OpenText determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

Indemnification and Insurance.    The Merger Agreement requires the Surviving Corporation to fulfill and honor the obligations of Actuate and its subsidiaries pursuant to (i) each indemnification agreement in effect between Actuate or its subsidiaries and any present or former director or officer of Actuate or any of its subsidiaries (each, an “Indemnified Party”) and (ii) any indemnification provision and any exculpation provision set forth in Actuate’s or any of its subsidiaries’ organizational documents as in effect on the date of the Merger Agreement.

The Merger Agreement also requires the Surviving Corporation to, for six years after the Effective Time, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each person currently covered by Actuate’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. However, the Surviving Corporation is not obligated to pay annual premiums in excess of 200% of the amount per annum Actuate paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”) and if such premiums for such insurance would at any time exceed 200% of the Current Premium, then the

Surviving Corporation will cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by Actuate prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, in respect of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Voting Agreement, provided, however, that the amount paid for such prepaid policies does not exceed 200% of the Current Premium. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation will maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

Reasonable Best Efforts.    The Merger Agreement requires, subject to its terms and conditions, that each of Actuate and OpenText use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) obtaining all necessary actions, waivers, consents and approvals from governmental authorities, the expiry or early termination of any applicable waiting periods, the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of such commercially reasonable steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties and (iii) the execution and delivery of any additional instruments reasonably necessary to effect the Merger and to fully carry out the purposes of the Merger Agreement.

Pursuant to the Merger Agreement, each of OpenText and Actuate is required to (i) prepare and file any notification and report forms and related material required under the HSR Act, and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the transactions contemplated by the Merger Agreement as promptly as practicable (but in no event later than 10 business days from the date of the Merger Agreement for the filing of any notification and report forms and related material required under the HSR Act), (ii) provide or cause to be provided as promptly as practicable any information and documentary material that may be requested by the Department of Justice (the “DOJ”) or the Federal Trade Commission (the “FTC”) under the HSR Act and (iii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain expiration or termination of any applicable waiting period or other approval of consummation of the transactions contemplated by the Merger Agreement by the DOJ or FTC as promptly as practicable, including to cause to be lifted any restraint, injunction or other legal impediment to the Merger.

The Merger Agreement further provides that, subject to applicable law relating to the exchange of information, Actuate and OpenText and their respective counsel will (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any material filing made with, or written materials to be submitted to, any governmental authority in connection with the transactions contemplated by the Merger Agreement, (ii) promptly inform each other of any material communication (or other material correspondence or memoranda) received from, or given to, the DOJ or the FTC and (iii) promptly furnish each other with copies of all material correspondence, filings and written communications between them or their subsidiaries or affiliates, on the one hand, and any governmental authority or its respective staff, on the other hand, with respect to the transactions contemplated by the Merger Agreement. Actuate and OpenText will, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any material discussion or meeting with any governmental authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by the Merger Agreement. Neither OpenText nor Actuate is permitted to commit to or agree with any governmental authority to stay, toll or extend any applicable waiting period under the HSR Act without the prior written consent of the other.

However, nothing in the Merger Agreement obligates OpenText, Purchaser or any of their respective subsidiaries to, and Actuate will not and will cause each of its subsidiaries to not, agree to limit in any manner whatsoever (i) any rights of ownership of any securities (including Shares), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of their respective subsidiaries or (ii) the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of their respective subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of their respective subsidiaries.

Takeover Laws.    The Merger Agreement provides that, if any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other applicable anti-takeover law becomes or is deemed to be applicable to Actuate, OpenText, Purchaser, the Merger or any other transaction contemplated by the Merger Agreement, then each of Actuate, OpenText, Purchaser and their respective boards of directors are required to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such applicable anti-takeover law inapplicable to the foregoing.

Notice of Certain Events.    The Merger Agreement provides that, during the Pre-Closing Period, each of Purchaser, OpenText and Actuate is required to promptly notify the other in writing of (a) any notice or other communication received by such party or any of its subsidiaries from any person alleging that the consent, approval, permission or waiver from such party is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication received by such party or any of its subsidiaries from any governmental authority in connection with the transactions contemplated by the Merger Agreement, (c) any Stockholder Litigation and (d) any fact, event or circumstance known to it that would be reasonably likely to result in (i) the material failure of any representation or warranty of such party contained in the Merger Agreement to be true or accurate at or prior to the closing date of the Merger, (ii) any material failure of such party to comply with any of such party’s covenants or agreements under the Merger Agreement or (iii) the failure of any of the Offer Conditions or conditions to the Merger to be satisfied. However, no notification given by any party pursuant to this paragraph will (1) limit or affect any of the representations, warranties, covenants, obligations or conditions contained in the Merger Agreement, (2) prejudice in any way the rights and remedies contained in the Merger Agreement, (3) affect or modify such party’s reliance on the representations, warranties, covenants and agreements made by the other parties in the Merger Agreement or (4) amend or supplement the confidential disclosures made with respect to the Merger Agreement or prevent or cure any misrepresentation, breach of warranty or breach of covenant by such party.

Approval of Compensation Actions.    The Merger Agreement provides that, prior to consummation of the Offer, Actuate will take any action necessary to ensure that any compensation arrangements entered into after the date of the Merger Agreement (or not previously approved) have been approved as contemplated by Exchange Act Rule 14d-10 for the purpose of satisfying the requirements of the non-exclusive safe harbor set forth in paragraph (d) of such Rule.

Payoff of Existing Actuate Indebtedness.    Pursuant to the Merger Agreement, Actuate is required to use reasonable best efforts to obtain customary payoff letters acceptable to OpenText from all financial institutions and other persons to which indebtedness of Actuate or any of its subsidiaries is owed, including the payoff amount and providing that liens and guarantees, if any, granted in connection therewith related to the assets, rights and properties of Actuate and its subsidiaries securing such indebtedness and any other obligations secured thereby shall be, upon the payment of the amount set forth in the applicable payoff letter at or prior to the consummation of the Offer, released and terminated. At the consummation of the Offer, subject to OpenText making available necessary funds to do so, Actuate will use reasonable best efforts to (A) terminate the credit facilities requested by OpenText to be so terminated, and all related contracts to which Actuate or any of its subsidiaries is a party and (B) cause to be released any liens on its assets relating to such terminated credit facilities.

Stockholder Litigation.    Actuate is required to, as promptly as reasonably practicable (and in any event within two business days), notify OpenText in writing of, and give OpenText the opportunity to participate (at OpenText’s expense) in the defense and settlement of, any Stockholder Litigation. OpenText, Purchaser and Actuate will cooperate in good faith to address any Stockholder Litigation. No compromise or full or partial settlement of any Stockholder Litigation may be agreed to by Actuate without OpenText’s prior written consent.

Public Announcements.    Pursuant to the Merger Agreement, OpenText and Actuate are required to, to the extent reasonably practicable, consult with each other before issuing any press release or making any other public statement, or scheduling a press conference or conference call with investors or analysts, with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement. Each party also agrees not to issue any such press release or make any such other public statement without the consent of the other party, which consent will not be unreasonably withheld, conditioned or delayed, except as such release or announcement that OpenText or Actuate determines, after consultation with outside legal counsel, is required by applicable law or any listing agreement with or rule of any national or foreign securities exchange or association upon which the securities of Actuate or OpenText, as applicable, are listed, in which case the party required to make the release or announcement shall, to the extent reasonably practicable, consult with the other party about, and shall use its commercially resonable efforts to allow the other party reasonable time (taking into account the circumstances) to comment on, such release or announcement in advance of such issuance, and the party will consider such comments in good faith. Notwithstanding these restrictions, Actuate is not required to consult with OpenText before issuing any press release or making any other public statement with respect to a Change in Recommendation effected in accordance with or pursuant to the applicable sections of the Merger Agreement.

Section 16 Matters.    Prior to the Effective Time, Actuate is required to take all actions as may be reasonably requested by any party to the Merger Agreement to cause any dispositions of Actuate equity securities (including any derivative securities with respect to any equity securities of Actuate) by each individual who is an Actuate director or officer, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

Conditions to the Offer.    Conditions to the Offer are described below under Section 13 — “Conditions to the Offer.”

Conditions to Consummation of the Merger.    Pursuant to the Merger Agreement, OpenText’s, Purchaser’s and Actuate’s obligations to effect the Merger are subject to the satisfaction or waiver, on or prior to the closing date of the Merger, of the following conditions: (a) Purchaser shall have consummated the Offer; and (b) no court of competent jurisdiction or any governmental authority having jurisdiction over any party hereto shall have issued any order, nor any applicable law or other legal restraint, injunction or prohibition shall be in effect that makes consummation of the Merger illegal or otherwise prohibited.

Termination.    The Merger Agreement provides that it may be terminated, and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement may be abandoned, at any time prior to the consummation of the Offer (except for termination pursuant to the terms described below in clause (ii) of paragraph (b), which may occur at any time prior to the Effective Time):

(a) by mutual written agreement of Actuate and OpenText;

(b) by either Actuate or OpenText if;

(i)	(A) the Offer is not consummated in accordance with its terms and the Merger Agreement on or before April 5, 2015 (as it may be extended as described in this paragraph (b), the “End Date”) or

(B) the Offer is terminated or withdrawn pursuant to its terms and the Merger Agreement without any Shares being purchased.

However, if the HSR Condition, the No Order Condition or the No Proceeding Condition is not satisfied or waived by April 2, 2015, the second business day prior to April 5, 2015 (each as defined below) (and all other Offer Conditions are satisfied, waived or are capable of being satisfied), either OpenText or Actuate may, by written notice delivered to the other, extend the End Date from time to time to a date not later than July 5, 2015. The right to (A) terminate the Merger Agreement pursuant to the provisions described in this paragraph (i) are not available to any party whose material breach of any of its representations, warranties, covenants or obligations under the Merger Agreement was the primary cause of, or resulted in, the failure of the Offer to be consummated or (B) extend the End Date as described in this paragraph (i) shall not be available to any party whose material breach of any of its representations, warranties, covenants or obligations under the Merger Agreement was the primary cause of, or resulted in, the failure of the Offer to be consummated or the failure of the HSR Condition, the No Order Condition or the No Proceeding Condition to be satisfied.

(ii)	any court of competent jurisdiction or any governmental authority has issued a final, non-appealable order or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the Merger, or any applicable law is in effect (and has become final and nonappealable) that makes consummation of the Merger illegal or otherwise prohibited.

(c) by OpenText, prior to the consummation of the Offer, if (i) a Change in Recommendation has occurred, (ii) Actuate has violated or breached in any material respect any provision of the no solicitation provisions described under “No Solicitation and Termination for a Superior Proposal” above or (iii) Actuate has breached or failed to perform in any material respect any of its covenants or other agreements contained in the Merger Agreement, or any representation or warranty of Actuate is not true and correct, which breach, failure to perform or failure to be true and correct (A) would give rise to the failure of an Offer Condition and (B) is incapable of being cured or has not been cured by Actuate within 15 calendar days after written notice has been given by OpenText to Actuate of such breach, failure to perform, or failure to be true and correct. However, OpenText may not terminate the Merger Agreement pursuant to the provisions described in this clause (iii) if, at the time such termination would otherwise take effect, OpenText or Purchaser is in material breach of the Merger Agreement; or

(d) by Actuate, prior to the consummation of the Offer, if (i) the Actuate Board has effected a Change in Recommendation in response to a Superior Proposal pursuant to and in compliance with the Merger Agreement in order simultaneously to enter into a definitive Alternative Acquisition Agreement that documents and effects a transaction that constitutes a Superior Proposal and immediately prior to, or concurrently with, such termination pays to OpenText by wire transfer in immediately available funds the Termination Fee (as defined below), (ii) OpenText has breached or failed to perform in any material respect any of its covenants or other agreements contained in the Merger Agreement or any representation or warranty of OpenText contained in the Merger Agreement is not true and correct, which breach, failure to perform or failure to be true and correct (A) would have a material adverse effect on the ability of OpenText or Purchaser to perform its obligations under the Merger Agreement and (B) is incapable of being cured or has not been cured by OpenText within 15 calendar days after written notice has been given by Actuate to OpenText of such breach, failure to perform or failure to be true and correct. However, Actuate may not terminate the Merger Agreement pursuant to this clause (ii) if, at the time such termination would otherwise take effect in accordance with the foregoing, Actuate is in material breach of the Merger Agreement or (iii) prior to the commencement of the Offer, Purchaser fails to commence the Offer as provided in the Merger Agreement. However, Actuate may not terminate the Merger Agreement pursuant to the provision described in this clause (iii) if the failure to commence the Offer resulted from the breach of the Agreement by Actuate.

Fees and Expenses.    Except as described below with respect to the Termination Fee, all costs and expenses incurred in connection with the Merger Agreement are required to be paid by the party incurring the costs or expenses.

If the Merger Agreement is terminated by Actuate pursuant to clause (i) of paragraph (d) under “Termination” above, prior to or concurrently with and as a condition to the effectiveness of such termination, Actuate is required to pay OpenText a fee in immediately available funds in the amount of $11,750,000 (the “Termination Fee”).

If the Merger Agreement is terminated by OpenText pursuant to paragraph (c) under “Termination” above (other than pursuant to clause (iii) thereof), then Actuate is required to promptly, but in no event later than three business days after termination of the Merger Agreement, pay OpenText the Termination Fee in immediately available funds.

If the Merger Agreement is terminated by (A) OpenText or Actuate pursuant to clause (i) of paragraph (b) under “Termination” above or (B) by OpenText pursuant to clause (iii) of paragraph (c) under “Termination” above (other than in the case of this clause (B) as a result of a breach of the representations or warranties of Actuate in the Merger Agreement resulting from a change in facts or circumstances (as opposed to resulting from Actuate’s actions) that occurred after the date of the Merger Agreement) and (1) at any time on or after the date of the Merger Agreement and prior to such termination an Acquisition Proposal had been made to the Actuate Board or Actuate or publicly announced and (2) (x) within 12 months after the date of such termination, Actuate enters into a definitive acquisition agreement that provides for an Acquisition Transaction and thereafter an Acquisition Transaction is consummated (whether or not such consummation occurs within or after such 12-month period) or (y) within 12 months after the date of such termination, any Acquisition Transaction is consummated, then Actuate is required to pay OpenText the Termination Fee on the third business day after such consummation in immediately available funds. However, for purposes of this paragraph, the reference to “15%” in the definition of “Acquisition Transaction” is deemed to be a reference to “50%.”

If (i) the Merger Agreement is terminated pursuant to clause (i) of paragraph (b) under “Termination” above at a time when all Offer Conditions have been satisfied or waived other than the Minimum Tender Condition, (ii) the failure of the Offer to be consummated did not result from the breach of the Merger Agreement by OpenText or Purchaser and (iii) a Termination Fee is not otherwise payable in connection with such termination, then Actuate is required to promptly, but in no event later than three business days after delivery to Actuate of a notice of demand therefore, pay OpenText an amount equal to the amount of all expenses of OpenText or Purchaser incurred in connection with the transactions contemplated by the Merger Agreement (not to exceed $1,250,000 in the aggregate) (the “Parent Expenses”). Such expenses shall include all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by or on behalf of OpenText or Purchaser in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement. Any amount paid pursuant to the provisions described in this paragraph may be deducted from any amount that is subsequently paid under the provisions of the immediately preceding paragraph.

Subject to the specific performance provisions of the Merger Agreement and other than with respect to an intentional breach of the Merger Agreement by Actuate, in the event that the Termination Fee and/or the Parent Expenses are paid by Actuate, OpenText’s right to receive payment from Actuate of the Termination Fee and/or the Parent Expenses will constitute the sole and exclusive remedy of OpenText, Purchaser and their affiliates and representatives against Actuate and its subsidiaries and any of their respective former, current or future representatives, general or limited partners, stockholders, members, managers, employees, affiliates or assignees (collectively, the “Company-Related Parties”) for all damages, costs, fees, expenses, liabilities, penalties or losses of any kind suffered as a result of or in connection with the Merger Agreement (including the negotiation, execution, performance or breach thereof) and the failure of the transactions contemplated by the Merger Agreement to be consummated, and upon payment of such amount, none of the Company-Related Parties shall have any further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated by the Merger Agreement under any theory of law or equity, contract, tort or otherwise. However, nothing in the provisions described in this paragraph limits any right or remedy of OpenText or Purchaser with respect to an intentional breach of the Merger Agreement by Actuate or relieves Actuate of any liability with respect to its intentional breach of the Merger Agreement. For purposes of the provisions described in this paragraph, the term “intentional breach” means an act or omission taken with the knowledge that such action or omission constitutes, or would reasonably be expected to result in, a material breach of the Merger Agreement.

Amendments and Waivers.    Any provision of the Merger Agreement may be amended or waived at any time before or after approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the respective boards of directors or stockholders of the parties to the Merger Agreement if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. However, without further approval of Actuate’s stockholders, no such amendment or waiver will be made or given that requires the approval of the stockholders of Actuate under the DGCL unless the required further approval is obtained. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived at any time prior to the Effective Time by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver.

Mutual Non-Disclosure Agreement.

Prior to entering into the Merger Agreement, Actuate and OpenText entered into a Mutual Non-Disclosure Agreement, dated as of July 24, 2014 (as amended, the “Confidentiality Agreement”). As a condition to being furnished confidential information of Actuate, OpenText agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The Confidentiality Agreement also contained customary “standstill” provisions that prohibit OpenText, until May 31, 2015, from taking the following actions:

(a)	making, effecting, initiating, causing or participating in (i) any acquisition of beneficial ownership of any securities of Actuate or any securities of any of its affiliates, (ii) any acquisition of any assets of Actuate or any assets of any Actuate affiliate, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving Actuate or any Actuate affiliate, or involving any securities or assets of Actuate or any securities or assets of any Actuate affiliate or (iv) any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC) or consents with respect to any securities of Actuate;

(b)	forming, joining or participating in a “group” (as described in the Exchange Act and the rules thereunder) with respect to the beneficial ownership of any Actuate securities;

(c)	acting, alone or in concert with others, to seek to control or influence the management or policies of Actuate or the Actuate Board;

(d)	taking any action that might require Actuate to make a public announcement regarding any of the types of matters set forth in clause (a) above;

(e)	agreeing or offering to take, or encouraging or proposing (publicly or otherwise) the taking of, any action referred to in clause (a), (b), (c) or (d) above; or

(f)	assisting, inducing or encouraging any other individual and any corporation, partnership, entity, group, tribunal or governmental authority to take any action of the type referred to in clause (a), (b), (c), (d) or (e) above; or

(g)	entering into any discussions, negotiations, arrangement or agreement with any corporation, partnership, entity, group, tribunal or governmental authority relating to any of the foregoing.

However, OpenText was permitted to purchase any securities that does not in any event result in an aggregate ownership by OpenText of more than 5% of the outstanding amount of any class of securities of Actuate or of any of its affiliates. In addition, OpenText was not prohibited from (1) making any proposal to the Actuate Board, which would not reasonably be expected to require a public announcement by Actuate or (2) requesting that Actuate, directly or indirectly, waive or amend any of the provisions of the standstill provisions described above. Actuate agreed that any non-disclosure agreement it or its affiliates had entered into or would enter into with a third party to explore a potential transaction for the sale of more than 50% of Actuate’s outstanding voting equity securities, or a sale of substantially all of Actuate’s assets, has or would have “standstill” provisions substantially similar to the provisions described above.

In addition, the Confidentiality Agreement contains a non-solicitation provision, prohibiting OpenText, during the one year period commencing on the date of the Confidentiality Agreement, from soliciting for employment any key employee or executive officer of Actuate or its subsidiaries with whom OpenText had contact or became aware of in connection with a possible transaction (subject to certain exceptions described in the Confidentiality Agreement). Under the Merger Agreement, the Confidentiality Agreement expressly remains in full force and effect. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement.

Prior to entering into the Merger Agreement, Actuate and OpenText entered into a letter agreement, dated as of November 8, 2014, (the “Exclusivity Agreement”), pursuant to which Actuate and OpenText agreed, among other things, that from the date thereof through 11:59 P.M. New York City time on December 5, 2014 (the “Exclusivity Period”), which period would automatically be extended to December 12, 2014 if the Purchaser as of December 5, 2014 is continuing its good faith efforts to enter into a transaction, the parties would continue to discuss on an exclusive basis the possible acquisition of Actuate by OpenText. In addition, Actuate also agreed not to, among other things, solicit any alternative transactions to the transaction being discussed by Actuate and OpenText during the Exclusivity Period, and to promptly notify Purchaser of any inquiry, discussion or proposal received during the Exclusivity Period regarding any such alternative transactions. The foregoing summary is qualified in its entirety by reference to the complete text of the Exclusivity Agreement, which is filed as Exhibit (d)(4) to the Schedule TO and incorporated herein by reference.

Tender and Voting Agreement.

Concurrently with the execution and delivery of the Merger Agreement, on December 5, 2014, Peter I. Cittadini, President, Chief Executive Officer and a director of Actuate, Arthur C. Patterson, Actuate’s lead independent director, and certain of their affiliates entered into the Tender and Voting Agreement with OpenText and Purchaser pursuant to which each such person or entity agreed, among other things, to tender his or its Shares pursuant to the Offer and to vote against (i) any competing Acquisition Proposal (as described in this Offer to Purchase) or any proposal relating to any Acquisition Proposal, (ii) any merger (other than the Merger), consolidation or other combination involving Actuate or any of its subsidiaries or a reorganization, recapitalization, extraordinary dividend, dissolution or liquidation of Actuate or any of its subsidiaries, (iii) to the extent submitted to a stockholder vote, any change in the business, management or the Actuate Board (other than as directed by OpenText, Purchaser or any OpenText subsidiary) or (iv) any other action, proposal or agreement that would (A) reasonably be expected to impede, interfere with, materially delay or postpone the Merger and the other transactions contemplated by the Merger Agreement, (B) result in any of the Offer Conditions (as described in this Offer to Purchase) or conditions to the Merger not being fulfilled or satisfied or (C) change in any manner the dividend policy or capitalization of, including the voting rights of any class of equity security interests in, Actuate.

The Tender and Voting Agreement terminates upon the earlier of (a) the termination of the Merger Agreement in accordance with its terms, (b) the consummation of the Offer, (c) any modification to the terms of the Offer for which Actuate’s consent is required and to which Actuate has not consented and (d) the mutual written agreement of the parties thereto to terminate the Tender and Voting Agreement

As of December 12, 2014, these stockholders collectively owned a number of Shares equal to approximately 9% of the issued and outstanding Shares. In addition, these stockholders collectively hold (as of December 12, 2014) options (whether vested or unvested) and restricted stock units (whether unvested or vested but deferred) for an aggregate of 2,388,560 Shares. If a stockholder acquires Shares that are subject to the Tender and Voting Agreement, then those Shares would also be subject to the terms of the Tender and Voting Agreement.

The foregoing summary is qualified in its entirety by reference to the complete text of the Tender and Voting Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

12. Source and Amount of Funds

OpenText, the parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. We estimate that the total amount of funds necessary to purchase all issued and outstanding Shares and other equity-based interests of Actuate pursuant to the Offer and the Merger will be approximately $330 million. We expect to fund these payments through either a capital contribution or an intercompany loan from OpenText to Purchaser (the terms of which have not yet been determined). OpenText will obtain such funds from cash on hand and/or cash generated from general corporate activities in the ordinary course of business. OpenText and Purchaser do not have any alternative financing plans or arrangements. The Offer is not conditioned upon any financing arrangements.

13. Conditions to the Offer

Notwithstanding any other term of the Offer but subject to the terms set forth in the Merger Agreement, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer and, only after complying with any obligation to extend the Offer pursuant to the Merger Agreement, may terminate the Offer, if any of the following conditions (the “Offer Conditions”) shall not have been satisfied:

•	There shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of Shares outstanding, excluding Shares that are owned as of the date of the commencement of the Offer by Actuate, OpenText or any direct or indirect wholly-owned subsidiary of Actuate or OpenText and excluding any Shares tendered by notice of guaranteed delivery but not actually delivered to the Depositary prior to the Expiration Time (the “Minimum Tender Condition”);

•	Any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules and regulations promulgated thereunder, shall have expired or been terminated (the “HSR Condition”);

•	At the time of expiration of the Offer or immediately prior to payment for Shares tendered pursuant to the Offer:

•	no order issued by a governmental authority, or any applicable law is in effect that would (1) make the Offer or the Merger illegal, (2) otherwise prevent the consummation of the Offer or the Merger or (3) impose any limitations on the ownership or operation by OpenText (or any of its subsidiaries) of all or any portion of the businesses or assets of OpenText, Actuate or any of their respective subsidiaries, or to compel OpenText, Actuate or any of their respective subsidiaries to dispose of or hold separate any portion of the businesses or assets of OpenText, Actuate or any of their respective subsidiaries (the “No Order Condition”);

•	no proceeding has been commenced and is pending by any United States federal or state or foreign governmental authority of competent jurisdiction seeking an order that would have any of the effects referred to in the No Order Condition (the “No Proceeding Condition”);

•	no Company Material Adverse Effect has occurred following the date of the Merger Agreement;

•	(a) the representations and warranties of Actuate with respect to corporate existence and power, corporate authorization, and brokers’ fees are true and correct in all respects as of the date of the Merger Agreement and as of such time (except to the extent such representation and warranty expressly relates to an earlier time, in which case on and as of such earlier time), (b) the representations and warranties of Actuate with respect to its capitalization set forth in Section 4.06(a) and 4.06(c) of the Merger Agreement are true and correct in all respects, except to the extent that any inaccuracies would, in the aggregate, be de minimis, or (c) all other representations and warranties of Actuate are true and correct as of the date of the Merger Agreement and as of such time (except to the extent such representation and warranty expressly relates to an earlier time, in which case on and as of such earlier time), other than in the case of this clause (c) such failures to be true and correct that (disregarding any materiality qualification contained in such representation or warranty), individually or in the aggregate, have not had a Company Material Adverse Effect (the “Representations Condition”);

•	Actuate has not failed to perform in any material respect any obligation or comply in any material respect with any of its agreements and covenants under the Merger Agreement prior to such time (the “Covenants Condition”); and

•	Actuate has delivered to OpenText a certificate signed by an Actuate senior executive officer dated the date on which the Offer expires certifying that the Representations Condition and the Covenants Condition have been satisfied.

•	The Merger Agreement has not been terminated in accordance with its terms (the “No Termination Condition”).

The Merger Agreement provides that Shares tendered pursuant to the guaranteed delivery procedures shall be deemed not to be validly tendered into the Offer unless and until Shares underlying such notices of guaranteed delivery are delivered to the Depositary.

The failure by OpenText, Purchaser or any of OpenText’s or Purchaser’s affiliates at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14. Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Actuate is not permitted to, and is required not to permit any of its subsidiaries to, without OpenText’s prior consent (not to be unreasonably withheld or delayed), declare, accrue, set aside or pay any dividend or make any other distribution on or in respect of (whether in cash, stock, property or otherwise) the capital stock or other securities of Actuate or any of its subsidiaries. See Section 11 — “Purpose of the Offer and Plans for Actuate; Merger Agreement and Other Agreements — The Merger Agreement — Conduct of Business.”

15. Certain Legal Matters

General.    Except as otherwise set forth in this Offer to Purchase, based on our review of Actuate’s publicly available SEC filings and other information regarding Actuate, we are not aware of any governmental licenses or other regulatory permits that appear to be material to the business of Actuate and that might be adversely affected by the acquisition of Shares by us pursuant to the Offer or, except as set forth below, of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by us pursuant to the Offer. In addition, except as set forth below, we are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for our acquisition or ownership of Shares. Should any such approval or other action be required, we currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Actuate’s or our business or that certain parts of Actuate’s or our business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions to the Offer.”

Antitrust Compliance.    Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder, the purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by OpenText, as the parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. OpenText filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 15, 2014. The required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City time, on December 30, 2014 unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If before December 30, 2014, either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by OpenText with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by a court enjoining the transaction. OpenText may also agree with the FTC or the Antitrust Division that it will not close the transaction for a certain amount of time in order to allow the completion of its antitrust review. Complying with a Second Request can take a significant period of time. Although Actuate is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Actuate’s failure to make those filings nor a Second Request issued to Actuate from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Actuate. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of OpenText, Purchaser, Actuate, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and OpenText believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13 — “Conditions to the Offer.”

State Takeover Laws.    A number of states (including Delaware, where Actuate is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (described to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such time. Actuate has represented to us in the Merger Agreement that the Actuate Board (at a meeting duly called and held) has duly and unanimously adopted resolutions that are sufficient to render inapplicable to OpenText and Purchaser the restrictions on business combinations set forth in Section 203 of the DGCL and any other takeover laws that may purport to be applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Accordingly, no Delaware statute should have the effect of precluding the Offer or the Merger. Purchaser has not attempted to comply with any other state takeover laws in connection with the Offer or the Merger. To the extent that the provisions of other state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement (other than the DGCL), and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions to the Offer.”

Appraisal Rights.    No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is effected, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Actuate a written demand for appraisal of Shares held, which demand must reasonably inform Actuate of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to properly exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is effected. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is effected within one year after the purchase of Shares pursuant to the Offer and the amount paid per Share pursuant to the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither OpenText nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

Stockholder Approval Not Required.    Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Actuate will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Actuate. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, OpenText, Purchaser and Actuate will take all necessary and appropriate action to effect the Merger as promptly as practicable without a stockholder vote to adopt the Merger Agreement or effect the Merger in accordance with Section 251(h) of the DGCL.

Litigation.    None.

16. Fees and Expenses

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Actuate has filed the Schedule 14D-9 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO and the Schedule 14D-9, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 — “Certain Information Concerning Actuate” — “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Purchaser or OpenText not contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of OpenText, Purchaser, Actuate, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of OpenText, Purchaser, Actuate or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Neither the Offer, nor this Offer to Purchase, nor the Letter of Transmittal, nor the Notice of Guaranteed Delivery constitutes a solicitation of proxies for any meeting of Actuate’s stockholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Asteroid Acquisition Corporation

December 16, 2014

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF OPENTEXT AND PURCHASER

OPENTEXT

The following table sets forth information about OpenText’s directors and executive officers as of December 16, 2014. For all occupation or employment at OpenText, the business address is 275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L OA1. OpenText’s telephone number at such address is (519) 888-7111.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History
Mark J. Barrenechea	United States	OpenText, President and Chief Executive Officer, January 2012 to present, Director, January 2012 to present

Dick’s Sporting Goods, Director, February 2014 to present

Silicon Graphics International Corporation (SGI), President and Chief Executive Officer of April 2007 to December 2011, Director May 2009 to January 2012

John M. Doolittle	Canada	OpenText, Chief Financial Officer, September 2014 to present

Mattamy Homes Limited, Chief Financial Officer, 2011 to 2014

Nortel Networks Corporation, Chief Financial Officer and Senior Vice-President of Corporate Services, March 2010 to December 2011, Senior Vice-President of Finance and Corporate Services, August 2009 to 2010

Gordon A. Davies	Canada	OpenText, Chief Legal Officer and Corporate Secretary, September 2009 to present; Compliance Officer, September 2009 to present

Nortel Networks, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, May 1993 to September 2009

John D. Jamieson	Canada	OpenText, Chief Information Officer, November 2014 to present

Barrick Gold Corporation, Vice President, Information Technology, April 2001 to November 2014

Jonathan Hunter	United States	OpenText, Executive Vice President, Worldwide Field Operations, August 2013 to present

Celebrity Fight Night, Director, October 2012 to present

CA Technologies, Inc., Senior Vice President and General Manager for North America, June 2010 to July 2013

Adam M. Howatson	Canada	OpenText, Chief Marketing Officer, October 2014 to present, Vice President, Engineering, January 2014 to September 2014, Vice President, Products, April 2013 to January 2014, Senior Director and Vice President, Program Management, March 2012 to April 2013, Senior Director, Product Management, January 2009 to March 2012

Sujeet Kini	Canada	OpenText, Chief Accounting Officer, February 2013 to present; Vice President, Controller, December 2009 to February 2013, Vice President, External Reporting, Pre-2009 to December 2009

Muhi Majzoub	United States	OpenText, Senior Vice President, Engineering, June 2012 to present

Northgate Arinso, Head of Products, 2010 to 2012

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

CA, Technologies, Senior Vice President of Product Development, June 2004 to July 2010

James McGourlay	Canada	OpenText, Senior Vice President, Worldwide Customer Services, February 2012 to present, Vice President, Customer Service, 2005 to February 2012

Lisa Zangari	Canada	OpenText, Chief Human Resources Officer, October 2014 to Present

IAmGold Corporation, September 2009 to September 2014

Russ Stuebing	Canada	OpenText, Vice President, Corporate Development, 2013 to present; Corporate Development Team, 2008 to present

P. Thomas Jenkins	Canada	OpenText, Director, December 1994 to present; Chairman of the Board, 1998 to present, Executive Chairman and Chief Strategy Officer, 2005 to 2013

Thomson Reuters, Director, May 2014 to present

BMC Software, Director, November 2004 to September 2013

Randy Fowlie	Canada	OpenText, Director, March 1998 to present

RDM Corporation, President and Chief Executive Officer and Director, March 2011 to present

Consulting Practice, 2006 to 2010

Teledyne DALSA (formerly DALSA Corporation), Director, March 2010 to February 2011

STT Enviro Corp. (formerly Semcan Inc.), Director, January 2010 to June 2012

Meikle Group Inc. (private company), Director, Meikle Group Inc., June 2009 to April 2010

Gail E. Hamilton	United States	OpenText, Director, December 2006 to present

Ixia, Director, July 2005 to present

Westmoreland Coal Company, Director, 2011 to present

Arrow Electronics, Inc., Director, 2008 to present

Surgient, Inc., Director, 2004 to 2010

Brian J. Jackman	United States	OpenText, Director, December 2002 to present

Jackman Group Inc., President, 2005 to present

PC-TEL, Incorporated , Director, February 2002 to present

Keithley Instruments, Incorporated, Director, 2005 to December 2010

Stephen J. Sadler	Canada	OpenText, Director, September 1997 to present

Enghouse Systems Limited, Chairman, Chief Executive Officer and Director of, April 2000 to present

Frontline Technologies Inc. (formerly Belzberg Technologies Inc.), Director, 1997 to April 2012

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Helix Investments (Canada) Inc., Chairman, 1998 to April 2013.

Michael Slaunwhite	Canada	OpenText, Director, March 1998 to present

Halogen Software Inc, Executive Chairman of Halogen Software Inc., September 2006 to present; Director, 1996 to Present

Katharine B. Stevenson	Canada	OpenText, Director, December 2008 to present

Canadian Imperial Bank of Commerce, Director, 2011 to present

Valeant Pharmaceuticals International Inc., Director, 2010 to present

CAE Inc., Director 1997 to present

OSI Pharmaceuticals Inc., Director, April 2005 to 2010

Afexa Life Sciences Inc., Director, 2011

Deborah Weinstein	Canada	OpenText, Director, December 2009 to present

LaBarge Weinstein LLP, Partner, 1997 to present

Dynex Power Inc., Director, 1998 to present

LW Capital Pool Inc., Director, August 2009 to April 2014

Director, Standard Innovation Corporation, August 2011 to May 2014

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with OpenText. For all occupation or employment at Purchaser, the business address is 951 Mariners Island Boulevard, Suite 700, San Mateo, California 94404. Purchaser’s telephone number at such address is (650) 645-3000.

Name	Citizenship	Principal Occupation or Employment and Five-Year Employment History

Gordon A. Davies	Canada	OpenText, President and Secretary

OpenText, Chief Legal Officer and Corporate Secretary, September 2009 to present; Compliance Officer, September 2009 to present

Nortel Networks, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, May 1993 to September 2009

John M. Doolittle	Canada	OpenText, Treasurer

OpenText, Chief Financial Officer, September 2014 to present

Mattamy Homes Limited, Chief Financial Officer, 2011 to 2014

Nortel Networks Corporation, Chief Financial Officer and Senior Vice-President of Corporate Services, March 2010 to December 2011, Senior Vice-President of Finance and Corporate Services, August 2009 to 2010

Manually signed facsimiles of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Actuate or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery (until 5:00 P.M. New York City time on Thursday, January 15, 2015):

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll Free: (877) 864-5059

Email: actuate@dfking.com